Exhibit 99.2

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying audited financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is March 30, 2023.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “January 2023 Exploration Update At New Found Gold Corp’s Queensway Gold Project in Newfoundland and Labrador, Canada” with an effective date of January 24th, 2023, prepared by R. Eccles P.Geo of Apex Geoscience in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at WeWork c/o New Found Gold Corp., 1600 – 595 West Pender Street, Vancouver, British Columbia V7X 1L4, and its registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 94 mineral licenses, including 6,649 claims comprising 166,225ha of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the northern portion of the project and has high voltage electric transmission lines running through the project area.

In addition, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684ha, as well as a portfolio of mining and royalty interests throughout northeastern Ontario.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 644 single cell un-patented mining claims. The Company is well financed to advance its planned exploration activities on the projects as intended.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Vijay Mehta, Denis Laviolette, Ray Threlkeld and Douglas Hurst.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway project consists of licences that were acquired through 1) online map staking with the Government of Newfoundland, 2) the successful completion of a series of Option Agreements (9 Option Agreements), and 3) as part of a current Option Agreement announced on November 3, 2022. Some licences were acquired via a direct purchase agreement. The optioned lands also carry various net smelter royalties which are summarized in the table below. The current Option Agreement increased the property package by 551 individual claims totalling 13,775ha and added 6.1km of strike length on the Appleton Fault Zone. In 2022, NFG conducted additional map staking adding 4 new claims and in early 2023 added 53 new claims expanding the Queensway project to 6,649 claims for a total of 166,225ha.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project mineral licence description and status (reported by blocks of contiguous licences/claims)

A)	Queensway North Block
												NSR
									Annual		NSR	Buyback
			No. of	Area		Issued	Renewal	Report Due	Minimum	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	Claims	(km²)	Status	Date	Date	Date	Expenses	Due Date	(%)	(%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2023-05-17	2023-07-17	$4,591.50	2026-05-17	2.5	1.0
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2023-11-13	2025-01-13	N/A	N/A	0.4	0.0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2024-06-12	2024-08-12	$6,731.36	2032-06-12	1.6	1.0
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2025-01-06	$13,227.96	2032-11-06	1.6	1.0
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-01-01	2024-02-29	$7,657.67	2026-12-31	1.0	0.0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-01-01	2024-02-29	$1,522.60	2025-12-31	1.0	0.0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2023-02-20	2023-04-20	$12,313.65	2026-02-19	1.6	1.0
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	0.6	0.0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2024-06-06	$15,931.97	2033-04-07	1.0	0.0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$3,982.99	2033-04-07	0.6	0.0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	1.0	0.0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2024-06-06	$2,987.24	2033-04-07	1.0	0.0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$1,966.33	2033-04-07	1.0	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2024-06-10	$7,965.98	2033-04-11	1.6	1.0
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2023-06-12	$2,700.00	2029-04-12	1.6	1.0
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2023-06-20	$6,300.00	2029-04-21	1.6	1.0
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2024-07-04	$3,982.99	2033-05-05	1.6	1.0
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2024-07-18	$7,039.56	2033-05-19	1.6	1.0
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2024-08-06	$5,407.41	2033-06-07	1.6	1.0
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2024-08-29	$2,949.50	2033-06-30	1.6	1.0
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2023-08-29	$5,400.00	2029-06-30	1.6	1.0
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2024-11-12	$30,000.00	2033-09-13	0.4	0.0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2024-11-14	$25,200.00	2033-09-15	1.6	1.0
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2024-11-14	$36,000.00	2033-09-15	1.6	1.0
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1.0
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1.0
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2024-12-23	$4,800.00	2033-10-24	0.4	0.0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2024-12-23	$14,400.00	2033-10-24	0.4	0.0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2024-12-23	$12,677.96	2032-10-24	0.4	0.0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2024-12-23	$37,446.05	2032-10-24	1.6	1.0
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2024-06-26	$10,323.24	2033-04-27	1.6	1.0
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2024-07-03	$12,944.72	2033-05-04	1.0	0.0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2023-05-31	2024-07-30	$2,087.24	2033-05-31	2.2	1.0
030714M	New Found Gold Corp.	King's Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2024-07-01	$6,710.45	2033-05-02	1.0	0.0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-10-11	2027-10-11	2024-01-09	$33,600.00	2023-11-10	0.0	0.0

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

B)	Queensway South Block
												NSR
									Annual		NSR	Buyback
			No. of	Area				Report Due	Minimum	Expenses Due	Royalty	Provision
Licence No.	Title Holder	Location	Claims	(km²)	Status	Issued Date	Renewal Date	Date	Expenses	Date	(%)	(%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014-06-12	2024-06-12	2023-08-11	$508.21	2023-06-12	1.0	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-06-13	2024-06-13	2024-08-12	$436.83	2024-06-13	1.0	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-08-25	2024-08-25	2024-10-24	$828.59	2025-08-25	1.0	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2024-10-11	$1,187.57	2025-08-12	1.0	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central NL	5	1.25	Issued	2015-11-19	2025-11-19	2024-01-18	$2,448.69	2023-11-19	1.0	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central NL	8	2.00	Issued	2015-11-19	2025-11-19	2024-01-18	$3,882.09	2023-11-19	1.0	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,428.47	2023-11-21	1.0	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,277.65	2024-11-21	1.0	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2023-02-10	$105,663.21	2022-12-12	1.0	0.0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2023-02-10	$100,989.75	2022-12-12	1.0	0.0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$116,036.32	2022-12-12	1.0	0.0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2024-02-12	$63,185.40	2023-12-12	1.0	0.0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$69,687.96	2022-12-12	1.0	0.0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2023-02-10	$109,210.11	2022-12-12	1.0	0.0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2023-02-10	$99,717.74	2022-12-12	1.0	0.0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2023-02-10	$1,509.68	2022-12-12	1.0	0.0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2023-02-10	$60,031.83	2022-12-12	1.0	0.0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2023-02-10	$50,830.46	2022-12-12	1.0	0.0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2023-02-10	$107,360.90	2022-12-12	1.0	0.0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016-12-12	2026-12-14	2023-02-10	$106,523.78	2022-12-12	1.0	0.0
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2023-02-10	$49,185.49	2022-12-12	1.0	0.0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2023-02-10	$15,598.82	2022-12-12	1.0	0.0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2023-02-10	$68,720.03	2022-12-12	1.0	0.0
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2024-07-01	$33,831.05	2024-05-02	1.0	0.0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$46,121.42	2024-05-02	0.0	0.0
030722M	New Found Gold Corp.	Hunt's Pond	149	37.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,005.74	2024-05-02	1.0	0.0
030726M	New Found Gold Corp.	Joe's Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2024-07-01	$1,347.81	2027-05-02	1.0	0.0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2024-07-01	$40,150.35	2024-05-02	1.0	0.0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,620.56	2024-05-02	1.0	0.0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2024-07-01	$50,857.12	2024-05-02	1.0	0.0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$39,274.23	2024-05-02	1.0	0.0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$192.39	2024-05-02	0.0	0.0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2024-07-01	$265.12	2025-05-02	1.0	0.0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2024-07-01	$5,610.61	2024-05-02	1.0	0.0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2024-07-01	$20,795.83	2024-05-02	1.0	0.0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$672.68	2026-05-02	1.0	0.0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1.0	0.0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2024-07-01	$28,825.88	2024-05-02	1.0	0.0
030752M	New Found Gold Corp.	Miguel's Lake	78	19.50	Issued	2020-05-02	2025-05-02	2024-07-01	$16,060.14	2024-05-02	1.0	0.0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$37.68	2025-05-02	1.0	0.0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2024-07-01	$35,414.66	2024-05-02	0.0	0.0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2024-07-01	$6,176.98	2024-05-02	0.0	0.0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2024-07-01	$18,119.14	2024-05-02	1.0	0.0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,265.46	2024-05-02	0.0	0.0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2024-07-01	$25,531.50	2024-05-02	0.0	0.0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2023-07-03	$39,040.07	2023-05-02	1.0	0.0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1.0	0.0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,632.45	2024-05-02	0.0	0.0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2023-12-12	$400.00	2023-10-13	0.0	0.0
035338M	New Found Gold Corp.	Gillingham's Pond	53	13.25	Issued	2023-01-05	2028-01-05	2024-03-05	$10,600.00	2024-01-05	0.0	0.0

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

C)	Twin Ponds Block

												NSR
									Annual		NSR	Buyback
						Issued	Renewal	Report Due	Minimum	Expenses Due	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Date	Date	Date	Expenses	Date	(%)	(%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2023-12-25	$13,350.26	2027-10-24	1.6	1.0
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2023-12-25	$7,295.39	2027-10-24	1.6	1.0
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2023-11-28	$8,400.00	2023-09-29	0.0	0.0

D)	Ten Mile Duder Lake Block

												NSR
									Annual		NSR	Buyback
							Renewal	Report	Minimum	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Expenses	Due Date	(%)	(%)
035047M	Aidan ONeil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2023-11-28	$41,800.00	2023-09-29	0.0	0.0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2023-11-28	$400.00	2023-09-29	0.0	0.0

E)	South Pond Block

												NSR
									Annual		NSR	Buyback
							Renewal	Report	Minimum	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Expenses	Due Date	(%)	(%)
035197M	Aidan ONeil	South Pond	130	32.50	Issued	2022-10-11	2027-10-11	2024-01-09	$26,000.00	2023-11-10	0.0	0.0
035209M	New Found Gold Corp.	South Pond	2	0.50	Issued	2022-11-10	2027-11-10	2024-01-09	$400.00	2023-11-10	0.0	0.0

F)	Bellman’s Pond Block

NSR
									Annual		NSR	Buyback
							Renewal	Report	Minimum	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Expenses	Due Date	(%)	(%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$221.43	2024-05-02	0.0	0.0

G)	Little Rocky Brook Block

NSR
									Annual		NSR	Buyback
							Renewal	Report	Minimum	Expenses	Royalty	Provision
Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Date	Due Date	Expenses	Due Date	(%)	(%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2024-07-01	$26,782.91	2024-05-02	0.0	0.0

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

600000
640000
680000
5440000
5400000
5360000
Ten Mile-Duder Lake
Lewisporte
Botwood
South Pond
Bellman's Pond
Little Rocky Brook
Twin Ponds
Bishop's Falls
Queensway North
Glenwood &Appleton
Gander
Grand Falls - Windsor
Queensway South
Indian Arm
St. John's Bay
Thwart Island
N

Legend

City/Town
Road
Drainage
Waterbody

Mineral Licence Block

- Bellman's Pond
- Little Rocky Brook
- Queensway North
- South Pond
- Ten Mile-Duder Lake
- Twin Ponds
- Queensway South

NEWFOUND GOLD CORP

Queensway Project, NL, Canada

Queensway Project Mineral Licence Blocks

1:750,000	UTM N83 Zone 21	Jan 2023

0 25
km

APEX Geoscience Ltd.

Queensway Project – Claim Groups

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Ten Mile-Duder Lake
035047M
035050M
Little Rocky Brook
Bellman's Pond
030775M
030777M
South Pond
035048M
035197M
035209M
Twin Ponds
024274M
024270M
Queensway North
035198M
024268M
026074M
023860M
023881M
006821M
023864M
023862M
024136M
023863M
023874M
024031M
023720M
024026M
023721M
023866M
024140M
023875M
022491M
023916M
023987M
024264M
024141M
022216M
023804M
023962M
024265M
007984M
023861M
024997M
024266M
024138M
024139M
025008M
030714M
Glenwood&Appleton
Gander
Campbellton
Michael's Harbour
Loon Bay
South Side
Clarke's Head
650000
660000
670000
680000
5460000
5450000
5440000
5430000
5420000
N
Legend
City/Town
Road
Drainage
Waterbody
Mineral Claim Blocks, Licences No.
Bellman's Pond
Little Rocky Brook
Queensway North
South Pond
Ten Mile-Duder Lake
Twin Ponds
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway North Side Mineral Licences
1:300,000
UTM N83 Zone 21
Jan 2023
0
10
km
APEX Geoscience Ltd.

Queensway Project – Queensway North mineral licences, and the separate licences of Twin Ponds, Ten Mile-Duder Lake, South Pond, Bellman’s Pond, and Little Rocky Brook

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

620000
640000
660000
5420000
5400000
5380000
5360000
Bishop's Falls
Glenwood
Gander
481m
342m
035087M
030753M
030746M
024560M
030768M
024565M
030726M
024566M
030722M
035338M
024567M
030741M
024569M
030710M
030771M
024562M
024571M
030727M
030783M
024559M
023239M
022236M
022342M
022260M
024436M
023498M
023495M
024435M
025766M
030745M
030737M
024570M
024568M
030756M
024557M
024558M
024561M
024563M
030748M
030755M
030733M
030763M
030752M
030742M
030747M
030739M
030754M
030765M
030716M

Legend

City/Town

Road

Drainage

Waterbody

Queensway South

Mineral Claims, Licences No.

NEWFOUND GOLD CORP

Queensway Project, NL, Canada

Queensway South Mineral Licences

1:500,000	UTM N83 Zone 21	Jan 2023

0 16 km

APEX Geoscience Ltd.

Queensway Project – Queensway South mineral licences

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project – Locations of Gold Prospects

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Environmental and Exploration Permitting

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador to conduct exploration activities at the Queensway Property. Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed in the area; they are typically valid for one year and can be renewed.

The different permits and licence requirements in the province of Newfoundland and Labrador can include:

1.

Exploration Approvals: An Exploration Approval Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, ATV usage, diamond drilling, etc.

2.

Water Use Licence: Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities.

3.

Licence to Occupy: Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit. This permit is obtained from the Provincial Department of Crown lands. These are typically valid for five years and can be renewed.

4.

Section 39 Permit: When field activities occur within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.

5.

Section 48 Permit: If exploration activities include stream crossings and/or fording, or any work in and around any body of water, the Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.

6.	Forestry Permits: NFG shall contact the nearest Forest Management District Office to obtain the following permits prior to commencing any activity as required.

7.	A commercial harvesting permit before the start of the exploration program if trees must be cut for access to exploration sites on Crown lands.

8.	An operating permit if operations are to take place on forest land during the forest fire season (May-September).

9.	During the forest fire season, a permit to burn must be obtained to ignite a fire on or within 300 m of forest land. NFG has never needed this permit.

10.

Development Permit: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality.

The table below summarizes the permits, licences and approvals that have currently been granted to NFG:

•Exploration Approvals (prefixed with E).

•Water Use Licences (prefixed with WUL).

•PPWSA Section 39 Permits (prefixed with PRO).

•Section 49 Permits to Alter a Water Body (prefixed with ALT).

•Other environmental permits.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in Queensway North encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in UTM Zone 21N NAD83 are: 1) 662938 m Easting, 5435800.33 m Northing and 2) 670038.33 m Easting, 5439264.60 m Northing.

With respect to title, mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M are owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively. Hence, NFG mineral rights ownership of these licence areas and the mineral occurrences that may occur within them are subject to successful completion of conditions of a single Option Agreement in place.

Environmental permits, licences, and approvals.

Permit ID	Expiry Date	Area	Activities
E220035	20-Mar-23	QWN & QWS	Gander Lake Multibeam Bathymetric Survey
E220333	28-Jun-23	QWS	QWS Fuel Storage, 15 DDH, Camp, Geochemical Survey & Prospecting
E220334	28-Jun-23	QWS	Bernards Pond - Fuel Storage, 25 Trenches, Camp, Geochemical Survey
E220131	29-Jun-23	QWS	Queensway South 37 DDH - PP - Inside PPWSA, Fuel Cache
E220127	4-Jul-23	QWS	Queensway South 48 DDH - EP - Outside PPWSA, Fuel Cache
PRO12653-2022	27-Jul-23	QWS	QWS Drilling in the Gander Lake - Inside PPWSA
E210588	5-Aug-23	QWN	Barge or Ice based Drill Program – 100 DDH, Licence 07984M
E220320	25-May-24	QWS	General Exploration: Prospecting & Geochemistry
WUL-21-12147	15-Oct-26	QWS	Camp Water Use (Bernards Pond)
PRO11547-2020	20-Dec-26	QWN	Mineral Exploration - Gander Lake PPWSA
ALT12387-2022	5-Aug-23	QWN	Access ramp and 50 DDH in North and South Herman's Pond
71113023	22-Sep-23	QWN	Quarry Permit at Golden Joint: Pit Run Removal and Ripping
E210699	13-Oct-23	QWN	QWN Drilling, Airborne Geophysics, Fuel Storage
2214	19-Oct-25	QWN	Seismic Cutlines and Keats Trench
E220584	14-Nov-23	QWS	Amended DDH at Paul's Pond and HVdc: 62 DDH & Fuel Storage
E220530	16-Nov-23	QWS	West Narrows Trenching (7), Fuel Storage & Geochemical Survey
E220334	22-Nov-23	QWS	11 Trenches outside PPWSA, Prospecting & Geochemical Survey
PRO12874-2022	25-Nov-23	QWS	Drilling & Trenching at Pauls Pond inside PPWSA
E220608	12-Dec-24	QWN	VOA option: Prospecting, Geochemistry & Geochemical Survey
E220547	19-Dec-23	QWS	8 Trenches inside PPWSA & Fuel Storage

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Fault Zone (“JBPFZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on QWS.

Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPFZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access.  The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25km and 70km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)A 350 kV HVdc direct current line which passes through the approximate centre of QWS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the QWN licences;
3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the QWN licences and follows the TCH and secondary routes.

Historical Work

There has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012.  Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPFZ; the exploration drilling has been spread out amongst individual zones with drilling along 5km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse zones. Drilling at the JBPFZ has focussed along 3km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 Zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Paul’s Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPFZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

600000
640000
680000
5440000
5400000
TMDL
Lewisporte
EXPLOITS SUBZONE
BP
SP
LRB
Botwood
TP
QWN
Gander River Ultramafic Complex (GRUC)
Bishop's Falls
Glenwood & Appleton
Gander
Grand Falls - Windsor
Mount Peyton Intrusive Suite
QWS
Dog Bay Line (DBL)
Gander Group
Davidsville Group
Property Outline: Blocks
Bellman's Pond
Little Rocky Brook
Queensway North
Queensway South
South Pond
Ten Mile-Duder Lake
Twin Ponds
Legend
City/Town
Road
Drainage
Fault
Main Fault Zone
Waterbody
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Bedrock Geology in the Queensway Property Area
1:700,000
UTM N83 Zone 21
Jan 2023
0
20
km
APEX Geoscience Ltd.

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project- Integrated geological map of lithology, shear zones and gold showings in Queensway North.

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPFZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

Queensway Drill Program

On August 17, 2020, the Company announced it had initiated a 100,000m HQ-size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it has now increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021, to 400,000m and has reached 15 drill rigs in Q3 2022. In 2020 the Company completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for a total of 13,400m. In 2021 the Company completed an additional 391 drill holes totalling 117,043m. On January 3, 2023, the Company announced an increase to the drill program with a new total meterage of 500,000.

The drilling program is designed to test multiple exploration targets and zones along the 9.45km of the Appleton Fault Zone and 12km of the JBP Fault Zone at Queensway North. The primary focus is on the expansion of known zones of mineralization and systematic drilling within the prospective corridor surrounding the Appleton Fault Zone to identify new zones of gold mineralization.

The Company has also completed a regional diamond drilling program designed to test high-priority targets at both Twin Ponds and QWS projects; both programs are the first phase of drilling completed by the Company and are a part of the 500,000m program, assays are pending.

The majority of drilling to date has occurred along the Appleton Fault with drill counts ranging from 10-15. To date, 393 drill holes have been completed at the Keats Zone totalling 116,604, 97 holes at the Keats North Zone totalling 27,530, 123 holes at the Keats West Zone totalling 26,861, 43 holes at Iceberg totalling 9,945m, 97 holes at the Golden Joint Zone totalling 29,497m, 107 drill holes at the Lotto Zone totalling 28,759m, 92 drill holes at Lotto North Zone totalling 23,825m, 52 drill holes at the TCH Zone totalling 15,387m, with the balance of 239 drill holes totalling 53,672m completed at other zones/targets along the Appleton Fault including the Knob, Cokes, Little-Powerline, Road, Dome, Zone 36, and Big Dave.

The Company also completed follow-up drilling along the JBP Fault Zone with 85 holes totalling 23,135m completed to date at the 798, 1744 and Pocket Pond prospects.

A first phase of drilling on the Queensway South Project consisting of 33 holes totalling 7,255m is complete. The exploration drilling program was designed to test a variety of targets in and around Paul’s Pond, Goose, Eastern Pond and Greenwood #2 prospects; assays are pending.  A first phase of drilling was also completed on the Twin Ponds property consisting of 1,508m in 7 diamond drill holes testing early-stage exploration targets.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project –Keats to Lotto North plan map (March 1, 2023)

Keats Zone Drilling

To date the Company has focussed significant drilling efforts at the Keats Zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. Several significant gold assay intercepts have been encountered within multiple individual zones at Keats.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The Keats Main Zone continues to see a steady increase in both strike length and depth with the results reported on October 18, 2022, extending the Keats Main Zone over a strike length of 1km with the intervals of 12.9 g/t Au over 2.10m in NFGC-22-527B and 45.1 g/t Au over 2.25m in NFGC-22-550.  This deeper drilling program was initiated as follow-up to the high-grade intercept of 62.3 g/t Au over 2m in NFGC-21-387 reported on February 24, 2022. Subsequent drilling not only increased the strike length of the Keats Main Zone hosted within the Keats-Baseline Fault Zone (‘KBFZ’) to 1km but has also proven that it continues to depths of at least 400m vertical and contains supplementary broad domains of low-grade gold mineralization and high-grade gold mineralization as demonstrated by the interval of 2.79 g/t Au over 12.35m in NFGC-22-600 (reported on October 18, 2022) and 25.3 g/t Au over 2.45 g/t Au and 72.7 g/t Au over 2.20 in NFGC-22-774 (reported on January 18, 2023). Additional highlight intercepts reported up-plunge and along strike within the Keats Main Zone include 21.4 g/t Au over 8.05m and 14.9 g/t Au over 12.85m in NFGC-21-204 (reported on June 15, 2021), 21.1 g/t Au over 7.2m in NFGC-21-464 (reported on April 11, 2022), 124.4 g/t Au over 17.7m in NFGC-20-59 (reported on May 4, 2021), 9.12 g/t Au over 8.2m and 42.6 g/t Au over 11.75m in NFGC-22-593 (reported on June 6, 2022) and the discovery hole, NFGC-19-01 yielding 86.2 g/t Au over 20.5m (reported on January 28, 2020).

Advancements in the 3-D model demonstrate that the Keats-Baseline Fault Zone forms an extension damage zone consisting of a multitude of fault and vein arrays that host high-grade gold mineralization. Exploration drilling continues to identify new high-grade veins and associated fault-zones and expand on previous discoveries such as:

-

continued definition on the Keats Main high-grade domain at depth with intercepts 56.7g/t Au over 2.45m in NFGC-21-407 (reported on January 13, 2022), 28.2 g/t Au over 4.50m in NFGC-21-413A (reported on January 26, 2022), 28.3 g/t Au over 2.05m in NFGC-22-608 and 68.2 g/t Au over 2.05m in NFGC-22-616 (reported on October 18, 2022);

-

delineation of high-grade gold up-dip of the core dilational zone within the Keats-Baseline Fault Zone with intercepts of 55.6 g/t Au over 3.20m in NFGC-21-385 (reported on March 2, 2022), located at surface and 200m up-dip, intercept 10.7 g/t Au over 3.15m in NFGC-21-306 (reported on March 2, 2022) and  located 75m up-dip, and 55.1 g/t Au over 5.10m in NFGC-21-448 (reported on June 6, 2022) located 95m up-dip;

-

the near surface discovery of the “421 Zone”, a gold-bearing, southwest-dipping structure at the south end of Keats, defined by intercepts 4.49 g/t Au over 3.55m and 7.85 g/t Au 4.85m in NFGC-21-421 (reported on April 11, 2022) and 4.31 g/t Au over 2.25m and 2.58 g/t Au over 10.40m in NFGC-21-467 (reported on April 11, 2022);  11.2 g/t Au over 2.10m in NFGC-22-486 (reported on June 6, 2022), 10.5 g/t Au over 2.30m in NFGC 22-733 (reported on January 18, 2023) and 4.59 g/t Au over 11.50m in NFGC-22-845 (reported on January 18, 2023);

-

the footwall (the area between the Keats-Baseline Fault and the AFZ) intercepts of 119.5 g/t Au over 2.40m in NFGC-21-375 and 6.66 g/t Au over 5.90m in NFGC-21-342, both reported on April 11, 2022; and

-

the intercepts of 9.35 g/t Au over 2.70m in NFGC-21-254 and 7.21 g/t over 5.75m in NFGC-21-392 and 79.8 g/t Au over 3.00m in NFGC-22-491 that occur within three distinct structures that are adjacent to and crosscut the Keats Main Zone, all reported on April 11, 2022.

2022 assay results have been reported in press release dated January 13, 2022; January 26, 2022; February 24, 2022; March 2, 2022; April 11, 2022; April 13, 2022, May 4, 2022, June 6, 2022, August 2, 2022, September 1, 2022, September 27, 2022, and October 18, 2022, November 16, 2022, and January 18, 2023, found through SEDAR.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Highlighted assay values and drill hole locations from Keats drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-254	136.85	139.55	2.70	9.35	Keats HW
Including	138.6	139.55	0.95	22.70
NFGC-21-392	47.15	52.90	5.75	7.21	Keats HW
Including	47.15	48.70	1.55	20.59
NFGC-21-256A	127.15	129.40	2.25	15.07	Keats Main
And	157.00	166.75	9.75	47.82
Including	158.00	161.65	3.65	125.49
NFGC-21-263	189.70	195.25	5.55	28.16	Keats Main
Including	193.10	195.25	2.15	71.86
NFGC-21-272	152.00	155.10	3.1	43.78	Keats Main
NFGC-21-297	219.5	227.75	8.25	8.79	Keats Main
Including	219.5	224.35	4.85	14.29
NFGC-21-306	113.85	117.00	3.15	10.66	Keats Main
NFGC-21-318	141.00	143.00	2.00	16.03	Keats Main
Including	141.00	142.00	1.00	31.60
NFGC-21-364A	216.25	218.30	2.05	56.3	Keats Main
Including	217.05	217.85	0.80	140.5
NFGC-21-376	191.00	193.05	2.05	13.65	Keats Main
NFGC-21-385	69.60	72.80	3.20	55.61	Keats Main
NFGC-21-387	444.40	446.40	2.00	62.30	Keats Main
NFGC-21-388	123.00	128.65	5.65	9.0	Keats Main
Including	126.95	128.30	1.35	31.5
NFGC-21-407	393.55	396.00	2.45	56.69	Keats Main
NFGC-21-413A	463.05	467.55	4.50	28.20	Keats Main
Including	463.05	466.00	2.95	41.02
NFGC-21-448	200.50	205.60	5.10	55.1	Keats Main
Including	200.50	200.95	0.45	609.0
NFGC-21-464	138.00	145.20	7.20	21.12	Keats Main
Including	139.55	141.80	2.25	61.36
NFGC-21-466	169.70	172.05	2.35	10.9	Keats Main
NFGC-22-491	92.00	95.00	3.00	79.81	Keats Main
Including	92.45	94.35	1.90	124.56
NFGC-22-527B	433.00	435.10	2.10	12.87	Keats Main
Including	433.00	434.00	1.00	26.80
NFGC-22-550	444.45	446.70	2.25	45.05	Keats Main
Including	444.45	445.00	0.55	181.50
NFGC-22-593	8.80	17.00	8.20	9.12
Including	11.15	11.45	0.30	25.9
Including	13.80	14.80	1.00	32.4
Including	16.20	16.60	0.40	55.3
And	20.50	32.25	11.75	42.59	Keats Main
Including	20.50	21.00	0.50	111
Including	21.90	22.20	0.30	338
Including	22.90	23.30	0.40	733
Including	29.60	30.10	0.50	25.8
Including	31.35	32.25	0.90	21.8
NFGC-22-608	255.95	258.00	2.05	28.33	Keats Main
NFGC-22-616	265.20	267.25	2.05	68.19	Keats Main

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Including	265.60	266.50	0.90	153.50
NFGC-22-672	54.65	56.80	2.15	56.83	Keats Main
Including	55.10	55.55	0.45	270.00
NFGC-22-705	26.40	32.05	5.65	85.67	Keats Main
Including	28.90	30.50	1.60	298.93
And	51.50	60.55	9.05	13.42
Including	52.05	53.20	1.15	47.19
And Including	54.80	56.10	1.30	40.74
NFGC-22-774	364.00	366.45	2.45	25.31	Keats Main
Including	365.00	366.00	1.00	60.50
And	379.80	382.00	2.20	72.66
Including	379.80	380.35	0.55	290.00
NFGC-21-342	138.65	144.55	5.90	6.66	Keats FW
Including	142.00	143.00	1.00	30.60
NFGC-21-375	181.60	184.00	2.40	119.45	Keats FW
Including	182.20	182.70	0.50	570.71
NFGC-21-421	19.00	22.55	3.55	4.49	421
And	26.30	31.15	4.85	7.85
Including	28.60	29.50	0.90	35.51
NFGC-21-467	66.15	68.40	2.25	4.31	421
Including	67.00	67.60	0.60	13.85
And	70.00	80.40	10.40	2.58
NFGC-22-486	35.90	38.00	2.10	11.2	421
Including	36.60	37.30	0.70	32.0
And	371.40	373.60	2.20	10.1
Including	371.75	372.45	0.70	30.0
NFGC-22-733	22.30	24.60	2.30	10.45	421
Including	22.80	23.30	0.50	46.80
NFGC-22-845	115.00	129.90	14.90	4.59	421
Including	120.00	121.00	1.00	26.17
Including	129.00	129.90	0.90	11.50

1At Keats Main, host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of the reported intervals with exceptions being holes NFGC-21-407, NFGC-21-413A, NFGC-22-672 and NFGC-22-705 where true widths can be as low as 20% of the reported interval. At 421, Keats HW and Keats FW, true widths are generally estimated to be 20-95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-254	299	-45.5	293	658119	5427290
NFGC-21-256A	298.5	-46	257	658197	5427374
NFGC-21-263	118	-72	334	657952	5427310
NFGC-21-272	298.5	-45.5	227	658187	5427380
NFGC-21-297	300	-45	377	658126	5427228
NFGC-21-306	299	-45.5	179	658100	5427358
NFGC-21-318	300	-45	200	658089	5427335
NFGC-21-342	300	-45	260	658018	5427377
NFGC-21-364A	120	-80	299	657971	5427338
NFGC-21-375	300	-45	278	658011	5427352
NFGC-21-376	120	-72	351	657972	5427337
NFGC-21-385	299	-45.5	290	657960	5427266

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-21-387	299	-45.5	635	657936	5426877
NFGC-21-388	120	-71	242	657988	5427370
NFGC-21-392	300	-42	281	657939	5427279
NFGC-21-407	296	-57	467	658109	5427123
NFGC-21-413A	296	-57	515	658086	5427134
NFGC-21-421	325	-56	452	657830	5427099
NFGC-21-448	299	-45.5	329	658074	5427257
NFGC-21-464	299	-45.5	320	658193	5427391
NFGC-21-466	300	-45	338	657943	5427161
NFGC-21-467	325	-56	494	657825	5427070
NFGC-22-486	30	-65	419	657815	5427088
NFGC-22-491	299	-45.5	206	658300	5427503
NFGC-22-527B	294	-47.5	731	657945	5426843
NFGC-22-550	297	-46	557	657887	5426789
NFGC-22-593	300	-45	119	658214	5427523
NFGC-22-608	87	-79	304	657921	5427260
NFGC-22-616	60	-81	299	657921	5427260
NFGC-22-672	133	-70	213	658052	5427473
NFGC-22-705	131	-68	219	658028	5427429
NFGC-22-733	354	-66	485	657841	5427082
NFGC-22-774	300	-45	458	657770	5426683
NFGC-22-845	300	-45	216	657767	5426977

The latest drilling results are shown on the long section, plan map and cross sections below:

NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
NFGC-21-387
62.3 g/t Au / 2.00m
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-21-360
61.5 g/t Au / 5.20m
NFGC-21-137
261 g/t Au / 7.2m
NFGC-22-845
4.59 g/t Au / 14.90m
NFGC-22-703
1.02 g/t Au / 10.07m
NFGC-20-59
131 g/t Au / 4.65m
124 g/t Au / 17.7m
NFGC-22-642
10.5 g/t Au / 2.45m
NFGC-22-600
2.81 g/t Au / 12.35m
A
SW
A'
NE
90
-0
-90
-180
-270
-360
-450
-540
0
400
800
1200
1600
TCH-KEATS LONG SECTION
KNOB
ROCKET
TCH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
700m
6km

Queensway Project – Long Section of Keats North, Keats Main Zone and TCH (January 18, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project – Keats Plan View Map (March 2, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

B
NW
B'
SE
300
200
100
0
0
100
200
300
400
500
600
GREYWACKE
BLACK SHALE
SHALE
APPLETON FAULT ZONE
KEATS BASELINE FAULT ZONE
Equinox Vein
NFGC-21-392
7.21 g/t Au / 5.75m
Including 20.59 g/t Au / 1.55m
NFGC-21-385
55.61 g/t Au / 3.2m
Including 193.62 g/t Au / 0.90m
NFGC-21-204
21.36 g/t Au / 8.05m
NFGC-21-204
14.92 g/t Au / 12.85m
NFGC-21-608
28.33g/t Au / 2.05m
NFGC-21-616
68.19 g/t Au / 2.05m
Including 153.50 g/t Au / 0.90m
LEGEND
Drill Holes
Current Assays Reported
Assays Released
Shear Zone
Au Associated Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
NEWFOUND GOLD CORP
0
50
100m

Queensway Project – Keats Cross-Section (B-B’), Looking NE, +/- 12.5m (October 18, 2022)

C
C'
NW
SE
NFGC-22-623B
NFGC-22-564
NFGC-22-600
NFGC-22-550
NFGC-22-611
NFGC-22-591
NFGC-22-560
APPLETON FAULT ZONE
KEATS BASELINE FAULT ZONE
GREYWACKE
SHALE
BLACK SHALE
NFGC-22-550
45.05 g/t Au / 2.25m
Including 181.50 g/t Au / 0.55m
NFGC-22-600
1.05 g/t Au / 2.00m
2.83 g/t / 2.70m
Including 10.15 g/t Au / 0.60m
2.79 g/t Au / 12.35m
LEGEND
Drill Holes
Current Assays Reported
Assays Released
Shear Zone
Au Associated Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND GOLD CORP
0
100
200 m
500
400
300
200
100
0
0
100
200
300
400
500
600
700
800
900
1000

Queensway Project – Keats Cross-Section (C-C’), Looking NE (+/- 12.5m) (October 18, 2022)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Keats North Drilling

Reconnaissance drilling working in the highly prospective region between the Keats Main and Golden Joint zones (“Keats North”) intersected significant mineralization, now named the “515 Zone”, returning initial intercepts of 9.21 g/t Au over 2.15m and 43.9 g/t Au over 3.85m in NFGC-22-515 (reported on April 13, 2022) approximately 440m north of the Keats Main Zone. Following this discovery, reconnaissance drilling in this region identified additional near-surface high-grade gold mineralization with the intercept of 275 g/t Au over 2.15 m in NFGC-22-538 (reported on May 4, 2022) which occurs at a vertical depth of 22m adjacent to the AFZ and is approximately 65m north of the Keats Zone.

On August 2, 2022, the company announced results from continued exploration in the Keats North target region defining multiple high-grade veins that define a corridor over a strike length of approximately 630m x 150m wide linking up the north end of Keats with the 515 Zone. Noteworthy intervals in these veins include 45.9 g/t Au over 2.75m in NFGC-22-578 (Umbra), 19.3 g/t Au over 2.05m in NFGC-22-610 (Umbra), 40.6 g/t Au over 2.00m in NFGC-22-586 (Enigma), 24.1 g/t Au over 2.20m in NFGC-22-580 (Enigma) and 13.2 g/t Au over 2.05m and 10.7 g/t Au over 2.70m in NFGC-22-559 (Enigma).

Ongoing exploration work at the Keats North prospect further defined this complex network of gold-bearing veins and associated structures largely focussed on expanding mineralization to depths of up to 200m vertical at Enigma, Umbra and Penumbra with additional highlight intervals of 18.95 g/t Au over 5.75m in NFGC-22-665 (reported on September 1, 2022), 117 g/t Au over 2.00m in NFGC-22-728 (reported on December 5, 2022), 36.5 g/t Au over 2.15m in NFGC-22-762 (reported on December 5, 2023), 7.63 g/t Au over 5.25m in NFGC-22-700 (reported on December 5, 2022) and 28.8 g/t Au over 3.45m in NFGC-22-855 (reported on January 24, 2023).

These significant intervals along with many others occur largely within and around the Umbra, Penumbra, and Enigma structures, see figure below, however, others fall outside into new structural splays; these zones remain open. A combination of systematic and targeted drilling is being used to test this area and expand on several gold domains identified to date with a focus on the top 200 m of vertical depth.

On January 24, 2023, the Company reported a new vein intersected midway between Keats North and Golden Joint reporting 50.3 g/t Au over 2.45m in NFGC-22-766, follow-up drilling is required.

2022 assay results have been reported in press release dated April 13, 2022, May 4, 2022, August 2, 2022, September 1, 2022, December 5, 2022, and January 24, 2023, found through SEDAR.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-515	198.50	200.65	2.15	9.21
Including	199.25	199.75	0.50	38.9
And[2]	209.00	212.85	3.85	43.9
Including[2]	209.00	210.65	1.65	76.0
Including[2]	211.35	212.35	1.00	43.1
NFGC-22-538	32.45	34.60	2.15	275
Including	33.10	33.90	0.80	738
NFGC-22-559	131.95	134.00	2.05	13.2
Including	133.00	134.00	1.00	24.7
And	148.00	150.70	2.70	10.7
Including	148.00	149.70	1.70	14.9
NFGC-22-570	23.6	26.2	2.6	10.72
Including	25	26.2	1.2	22.8
NFGC-22-577	34.20	36.80	2.60	12.9
Including	36.15	36.80	0.65	48.9
NFGC-22-578	22.55	25.30	2.75	45.9

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Including	22.55	23.35	0.80	142.0
NFGC-22-580	52.00	54.20	2.20	24.1
Including	53.20	53.70	0.50	105.5
NFGC-22-586[3]	48.00	50.00	2.00	40.6
Including[3]	49.45	50.00	0.55	147.5
NFGC-22-610	46.55	48.60	2.05	19.3
Including	47.75	48.30	0.55	65.6
NFGC-22-665	46.6	52.35	5.75	18.95
Including	48.25	48.85	0.6	162.5
NFGC-22-700	165.90	171.15	5.25	7.63
Including	168.95	170.55	1.60	18.82
NFGC-22-728[3]	249.20	251.20	2.00	116.93
Including[3]	250.15	250.80	0.65	358.07
NFGC-22-754	118.00	122.25	4.25	5.68
Including	118.00	118.80	0.80	14.30
Including	121.50	122.25	0.75	11.65
NFGC-22-762	52.50	54.65	2.15	36.49
Including	53.35	54.00	0.65	115.00
NFGC-22-766[4]	206.85	209.30	2.45	50.30
And[4]	207.20	208.15	0.95	129.50
NFGC-22-796	230.95	235.10	4.15	7.41
Including	230.95	231.45	0.50	35.90
Including	234.50	235.10	0.60	10.20
And	240.40	242.65	2.25	17.06
Including	240.40	241.40	1.00	38.10
NFGC-22-813	22.00	36.10	14.10	2.13
Including	22.55	23.60	1.05	15.67
NFGC-22-825	120.00	122.00	2.00	20.82
Including	120.00	121.00	1.00	41.33
And	140.00	142.00	2.00	4.07
And	198.30	200.85	2.55	11.55
And including	199.90	200.85	0.95	30.91
NFGC-22-855	117.55	121.00	3.45	28.82
Including	117.55	118.65	1.10	85.85
And	376.40	378.40	2.00	1.12

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 50% to 95% of reported intervals.2True widths are generally estimated to be 5% to 30% of the reported interval.3True widths are generally reported to be 25% to 55% of reported intervals. 4 True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-515	299	-45.5	281	658344	5428026
NFGC-22-538	300	-45	386	658193	5427710
NFGC-22-559	300	-45	333	658233	5427628
NFGC-22-570	300	-45	72	658199	5427720
NFGC-22-577	300	-45	260	658244	5427852
NFGC-22-578	300	-45	117	658258	5427556
NFGC-22-580	300	-45	110	658188	5427698
NFGC-22-586	300	-45	332	658162	5427669
NFGC-22-610	300	-45	312	658283	5427571
NFGC-22-665	300	-45	159	658226	5427762

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-22-700	300	-45	374	658204	5427616
NFGC-22-728	300	-45	260	658237	5427597
NFGC-22-754	120	-45	134	658092	5427940
NFGC-22-762	300	-45	245	658261	5427727
NFGC-22-766	230	-45	327	658523	5428283
NFGC-22-796	300	-45	353	658218	5427580
NFGC-22-813	300	-62	158	658243	5427825
NFGC-22-825	300	-45	443	658126	5427602
NFGC-22-855	300	-45	410	658180	5427572

A selection of highlight drilling results is shown in the inclined 3-D image below for Keats North:

KEATS WEST
NFGC-22-773
18.9 Au g/t Au / 15.95m
N
100m
NFGC-22-515
43.9 g/t Au / 3.85m
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-22-754
5.68 g/t Au /4.25m
NFGC-22-796
7.41 g/t Au /4.15m
And 17.1 g/t Au/ 2.25m
NFGC-22-825
20.8 g/t Au / 2.00m
And 4.07 g/t Au / 2.00m
And 11.55 g/t Au / 2.55m
COKES
KEATS NORTH
Enigma
NFGC-22-762
36.5 g/t Au /2.15m
NFGC-22-665
19.0 g/t Au / 5.75m
NFGC-22-700
7.63 g/t Au / 5.25m
NFGC-22-538
275 g/t Au / 2.15m
Greywacke
KEATS-BASELINE FAULT ZONE
Black Shale
Keats Main
Penumbra
APPLETON FAULT ZONE
Umbra
NFGC-22-728
117 g/t Au / 2.00m
Shale
KEATS

Queensway Project – Keats, Keats West, and Keats North inclined 3-D plan view map (December 5, 2023)

Iceberg Drilling

On March 1, 2023, the Company announced the discovery of a new zone, “Iceberg”.  This zone is found along the highly prolific Keats-Baseline Fault Zone (“KBFZ”), the structure that is host to the Keats Main Zone. Iceberg shares a similar orientation to Keats Main and is comprised of a multitude of intersecting veins concentrating high-grade gold mineralization. Geological characteristics of Iceberg are nearly identical to those observed at Keats Main and the Company’s current interpretation is that Iceberg is the eastern continuation of Keats Main that has been displaced by faulting.

This new discovery is at surface and spans a strike length of 50m and remains open in all directions and to depth. Drilling collared into mineralization in NFGC- 22-1084 with 15.3 g/t Au over 10.75m, while a 25m step-out south intersected 72.2 g/t Au over 9.65m in NFGC-23-1100, and a 25m step-out north intersected 19.7 g/t Au over 5.65m in NFGC-23-1109 (all reported on March 1, 2023). All three intercepts are shallow, occurring at depths of less than 30m from surface.

As a result of this new interpretation, additional drills have been mobilized to this area to aggressively explore the along strike potential of the KBFZ. Several holes at Iceberg are pending assay.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

2023 assay results have been reported in press release dated March 1, 2023, found through SEDAR.

Highlighted assay values and drill hole locations from Iceberg drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-1084	7.70	18.45	10.75	15.27	Iceberg
Including	12.40	13.25	0.85	128.29	Iceberg
Including	14.90	15.75	0.85	20.25	Iceberg
Including	16.15	16.75	0.60	22.11	Iceberg
NFGC-23-1100	36.35	46.00	9.65	72.15	Iceberg
Including	36.35	38.20	1.85	229.48	Iceberg
Including	38.95	39.95	1.00	18.63	Iceberg
Including	41.25	42.10	0.85	13.15	Iceberg
Including	43.45	45.40	1.95	119.63	Iceberg
NFGC-23-1109	17.60	23.25	5.65	19.65	Iceberg
Including	19.00	21.00	2.00	50.52	Iceberg

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole number	Azimuth	Dip	Length (m)	UTM E	UTM N	Prospect
NFGC-22-1084	300	-45	62	658429	5427833	Iceberg
NFGC-23-1100	300	-45	140	658423	5427806	Iceberg
NFGC-23-1109	300	-45	116	658466	5427840	Iceberg

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The latest drilling results are shown on the plan map and long section below:

NFGC-22-784
6.68 g/t Au / 24.00m
NFGC-22-989
2.53 g/t Au / 29.40m
NFGC-22-773
18.6 g/t Au / 15.95m
NFGC-22-808
13.9 g/t Au / 5.00m
2.01 g/t Au / 7.00m
KEATS WEST
NFGC-22-833
3.25 g/t Au / 11.40m
2.41 g/t Au / 35.00m
1.61 g/t Au / 17.35m
OPEN
NFGC-22-843
7.71 g/t Au / 6.90m
NFGC-22-875
2.09 g/t Au / 15.00m
NFGC-22-868
2.12 g/t Au / 16.25m
NFGC-22-686
10.4 g/t Au / 10.50m
NFGC-22-960
42.6 g/t Au / 32.00m
U
D
OPEN
NFGC-22-945
10.1 g/t Au / 22.50m
NFGC-22-922
3.26 g/t Au / 16.60m
NFGC-22-533
8.70 g/t Au / 6.75m
NFGC-22-922
4.32 g/t Au / 21.30m
NFGC-22-865
61.8 g/t Au / 3.55m
NFGC-22-855
28.8 g/t Au / 3.45m
NFGC-22-593
9.12 g/t Au / 8.20m
42.6 g/t Au / 11.75m
GOLDEN JOINT
APPLETON FAULT ZONE
NFGC-22-766
50.3 g/t Au / 2.45m
515
NFGC-22-515
43.9 g/t Au / 3.85m
NFGC-23-1100
72.2 g/t Au / 9.65m
NFGC-23-1120
49.7 g/t Au / 29.85m
14.6 g/t Au / 3.80m
NFGC-23-1084
15.3 g/t Au / 10.75m
NFGC-23-1109
19.7 g/t Au / 5.65m
KEATS-BASELINE FAULT
NFGC-22-665
19.0 g/t Au / 5.75m
ICEBERG
NFGC-22-538
275 g/t Au / 2.15m
KEATS NORTH
KEATS
NFGC-19-01
86.2 g/t Au / 20.50m
NFGC-21-272
20.1 g/t Au / 7.00m
KEATS WEST PLAN MAP
Deformation Zone
Fault (U) - Up, (D) - Down
Au Vein Surface Intersection
Greywacke
Shale
Assays Previously Reported
Current Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
KEATS WEST
NEWFOUND GOLD CORP
0
50
100 m

Queensway Project – Plan View Map of Keats, Keats North, Iceberg and Keats West Zones (March 21, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-21-387
62.3 g/t Au / 2.00m
NFGC-22-600
2.81 g/t Au / 12.35m
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-22-842
1.80 g/t Au / 4.15m
NFGC-21-360
61.5 g/t Au / 5.20m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-22-955
5.16 g/t Au / 3.80m
NFGC-20-59
131 g/t Au / 4.65m
124 g/t Au / 17.7m
NFGC-21-137
261 g/t Au / 7.2m
NFGC-23-1109
19.7 g/t Au / 5.65m
NFGC-22-1084
15.3 g/t Au / 10.75m
NFGC-23-1100
72.2 g/t Au / 9.65m
A
A'
KEATS-ICEBERG LONG SECTION MAP
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
KEATS NORTH ICEBERG
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
700m
6km

Queensway Project – Long Section of Keats Main and Iceberg zones, looking northwest (March 1, 2023)

Keats West Drilling

A combination of reconnaissance drilling and targeted drilling looking for the potential extension of the Penumbra vein in the hangingwall to the AFZ (west side) intersected significant mineralization in NFGC-22-533 reporting 8.70 g/t Au over 6.75m (reported on May, 4, 2022) followed by 17.87 g/t Au over 4.20m in NFGC-22-681 and 10.36 g/t Au over 10.5m in NFGC-22-686  (reported on September 27, 2022).

Ongoing exploration drilling at Keats West has uncovered a significant structure that is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-50 m. This fault zone occurs on the west side of the AFZ, is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and contains a series of stacked veins that contain the gold mineralization and represents an important new discovery for the Company.

The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ. Drilling has now intersected significant mineralization over an area that is 200m wide x 305m down-dip with broader intervals of mineralization spanning up to 80m as demonstrated by NFGC-22-833 that had an aggregate result of 1.94 g/t Au over 79.75m. Recent results published on March 21, 2023, exhibited good continuity of both low and high-grade mineralization within the host structure with the interval of 10.05 g/t Au over 22.50 in NFGC-22-945 occurring 305m down-dip of previously reported 18.62 g/t Au over 15.95m

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021 in NFGC-22-773 (reported on November 23, 2023), and 100m down-dip of previously reported 42.64 g/t Au over 32.00m in NFGC-22-960 (reported on November 28, 2022). Step-out and infill drilling are ongoing at Keats West to expand on this new discovery and to better define the continuity of grade and the controls on the gold mineralization within the host fault.

2022 and 2023 assay results have been reported in press release dated May 4, 2022, September 27, 2022, November 23, 2022, November 28, 2022, January 24, 2023, and March 21, 2023, found through SEDAR.

Highlighted assay values and drill hole locations from Keats West drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-533	98.25	105.00	6.75	8.70
Including	100.65	101.50	0.85	53.3
And	127.40	129.55	2.15	1.60
NFGC-22-643A	8.20	14.30	6.10	1.88
And	22.50	25.70	3.20	2.64
And	39.00	46.00	7.00	1.48
And	49.00	54.20	5.20	1.85
And	56.35	65.00	8.65	1.57
NFGC-22-660	9.00	12.00	3.00	1.97
And	22.20	26.30	4.10	2.22
And	36.45	40.90	4.45	1.27
And	43.90	46.05	2.15	1.67
And	52.25	68.10	15.85	2.01
Including	67.45	68.10	0.65	11.30
NFGC-22-667A	6.35	15.20	8.85	3.47
And	18.40	26.00	7.60	2.48
And	38.00	44.00	6.00	1.84
And	48.75	57.30	8.55	1.34
NFGC-22-681	116.80	121.00	4.20	17.87
Including	116.80	117.25	0.45	15.90
And including	120.30	121.00	0.70	68.80
NFGC-22-686	100.50	111.00	10.50	10.36
Including	101.30	102.55	1.25	43.84
And including	103.05	103.45	0.40	88.20
NFGC-22-759	66.80	80.05	13.25	1.82
NFGC-22-773	11.85	16.20	4.35	2.63
And	18.60	34.55	15.95	18.62
And Including	24.85	25.85	1.00	252.99
NFGC-22-784	13.40	37.40	24.00	6.68
Including	18.95	20.45	1.50	37.43
Including	20.85	21.55	0.70	14.90
Including	26.00	27.50	1.50	24.70
Including	36.45	37.40	0.95	12.75
NFGC-22-808	44.00	49.00	5.00	13.90
Including	44.00	45.80	1.80	23.40
Including	46.95	47.35	0.40	20.10
Including	47.70	48.35	0.65	12.05
And	55.00	62.00	7.00	2.01
NFGC-22-833[2]	11.00	22.40	11.40	3.25
And[2]	30.00	65.00	35.00	2.41
And[2]	74.00	91.35	17.35	1.61
Aggregate[4]	11.00	91.35	79.75	1.94

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-22-843[2]	31.40	38.30	6.90	7.71
Including[2]	31.80	32.40	0.60	77.10
NFGC-22-865[2]	101.10	104.65	3.55	61.76
Including[2]	102.70	103.40	0.70	301.09
NFGC-22-868	78.20	94.45	16.25	2.12
NFGC-22-875[2]	59.00	74.00	15.00	2.09
NFGC-22-922[2]	52.00	54.00	2.00	8.13
Including[2]	53.00	54.00	1.00	14.30
And[2]	63.40	80.00	16.60	3.26
Including[2]	73.30	74.25	0.95	25.23
And[2]	128.70	150.00	21.30	4.32
Including[2]	133.45	134.20	0.75	14.40
Including[2]	139.55	140.50	0.95	10.25
Including[2]	143.55	144.25	0.70	23.90
NFGC-22-945[2]	78.10	100.60	22.50	10.05
Including[2]	88.15	88.80	0.65	12.55
Including[2]	90.00	91.00	1.00	12.95
Including[2]	93.70	94.85	1.15	14.24
Including[2]	95.65	96.00	0.35	16.10
Including[2]	99.95	100.60	0.65	221.00
NFGC-22-960	25.35	35.25	9.90	2.08
And	39.60	44.20	4.60	1.18
And	49.90	55.15	5.25	2.14
And	145.00	177.00	32.00	42.64
Including	151.35	152.30	0.95	14.05
And Including	156.65	157.55	0.90	86.60
And Including	159.40	161.30	1.90	24.06
And Including	162.05	162.95	0.90	29.68
And Including	163.75	164.35	0.60	24.50
And Including	165.70	167.00	1.30	16.26
And Including[3]	170.50	177.00	6.50	171.55
And Including	170.50	173.10	2.60	121.57
And Including	173.70	177.00	3.30	241.54
NFGC-22-989	9.70	39.10	29.40	2.53
Including	30.00	30.35	0.35	46.90
Including	38.75	39.10	0.35	84.00
NFGC-22-992	17.50	24.15	6.65	2.85
And	27.00	29.00	2.00	1.44
And	32.00	39.20	7.20	1.98

1Note that the host structures are interpreted to be shallowly dipping and true widths are generally estimated to be 60-95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.2 Interval includes a maximum of 4m consecutive dilution. 3 Exception to including clause defined above, contains 3.25 g/t Au over 0.60m. 4Aggregate composite of the entire mineralized envelope.

Hole No.	Azimuth	Dip	Length (m)	UTM E	UTM N
NFGC-22-533	-45	120	320	657952	5427747
NFGC-22-643A	-53	51	302	658101	5427994
NFGC-22-660	-45	57	281	658101	5427993
NFGC-22-667A	-53	45	293	658101	5427994
NFGC-22-681	-63	120	131	658053	5427905
NFGC-22-686	-60	70	206	658053	5427905
NFGC-22-759	-45	76	146	658092	5427940

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-22-773	-45	62	218	658098	5428052
NFGC-22-784	-46	75	230	658098	5428052
NFGC-22-808	-45	120	149	658058	5428076
NFGC-22-833	120	-45.5	221	658033	5428032
NFGC-22-843	65	-52	200	658032	5428032
NFGC-22-865	127	-66	185	658046	5427939
NFGC-22-868	-46	67	326	658048	5427939
NFGC-22-875	39	-52	335	658092	5427942
NFGC-22-922	37	-56	258	658003	5427818
NFGC-22-945	58	-47	237	657949	5427794
NFGC-22-960	-45	120	378	657980	5427948
NFGC-22-989	35	-45	84	658126	5428023
NFGC-22-992	-45	35	117	658138	5428009

The latest drilling results for Keast West are shown on the plan map and cross section below:

KEATS MAIN
UMBRA
APPLETON FAULT ZONE
NFGC-22-833
3.25 g/t Au / 11.40m
2.41 g/t Au / 35.00m
1.61 g/t Ay / 17.35m
NFGC-22-945
10.1 g/t Au / 22.50m
NFGC-22-922
3.26 g/t Au / 16.60m
EAST SIDE
WEST SIDE
OPEN
KEATS WEST
N
ICEBERG
0
100
m
OPEN
NFGC-23-1109
19.7 g/t Au / 5.65m
NFGC-23-1084
15.3 g/t Au / 10.75m
KEATS WEST INCLINED PLAN VIEW
Au (g/t)
0,5 - 1
1 - 3
3-10
10+
Main Vein
Deformation Zone
Current Assays Reported
Previously Reported
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-23-1100
72.2 g/t Au / 9.65m
NFGC-22-686
10.4 g/t Au / 10.50m
NFGC-22-808
13.9 g/t Au / 5.00m
2.01 g/t Au / 7.00m
NFGC-23-1120
49.7 g/t Au / 29.85m
14.6 g/t Au / 3.80m
NFGC-22-773
18.6 g/t Au / 15.95m
NEWFOUND GOLD CORP

Queensway Project – Keats West inclined 3-D view with main veins plotted only, looking south (March 21, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

EAST SIDE
APPLETON FAULT ZONE
NFGC-22-922
3.26 g/t Au / 16.60m
NFGC-22-922
4.32 g/t Au / 21.30m
NFGC-22-945
10.1 g/t Au / 22.50m
OPEN
NFGC-22-989
2.53 g/t Au / 29.40m
NFGC-22-773
18.6 g/t Au / 15.95m
NFGC-22-833
3.25 g/t Au / 11.40m
2.41 g/t Au / 35.00m
1.61 g/t Ay / 17.35m
NFGC-22-960
42.6 g/t Au / 32.00m
WEST SIDE
KEATS WEST INCLINED PLAN VIEW
Au (g/t)
0,5 - 1
1 - 3
3-10
10+
Main Vein
Fault
Deformation Zone
Current Assays Reported
Previously Reported
N
0
25
50
NEWFOUND GOLD CORP

Queensway Project – Keats West 3-D view, looking east (March 21, 2023)

Lotto Zone Drilling

The Company has reported several significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3 g/t Au over 2.2m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15m (reported on October 2, 2020). Following this result, the Lotto Main vein has been systematically tested and expanded by subsequent highlight intercepts of 224.7 g/t Au over 2.45m in NFGC-21-100 (reported on February 23, 2021), 51.3 g/t Au over 3.20m in NFGC-21-109 (reported on March 23, 2021), 53.3 g/t Au over 3.10m in NFGC-21-115 (reported on March 23, 2021) and 150.3g/t over 11.5m in NFGC-21-201 (reported on June 23, 2021).

Continued exploration drilling working to expand the Lotto Main Vein increased the domain of contained high-grade gold mineralization to 225m vertical depth with NFGC-21-367A reporting 24.3 g/t Au over 2.20m (reported on March 24, 2022) and extended the strike length to over 220m with the intercept of 16.13 g/t Au over 3.60m in NFGC-22-664 (September 13, 2022). This vein has been intersected at depths of up to 350m vertical. Infill drilling targeting a “roll”, an area where there is a drastic change in orientation of the Lotto Main Vein intersected 152.1 g/t Au over 3.85m in NFGC-22-673 and 13.0 g/t Au over 14.95m in NFGC-22-684 (reported on September 13, 2022).

The Lotto Zone is comprised of a north-south striking, steeply east-dipping vein ("Lotto Main Vein") located approximately 200m east of the AFZ and drilling to date on the Lotto Main Vein has confirmed good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast in addition to defining new corridors of high-grade gold contained within the vein.

On January 14, 2021, the Company announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto Zone within the footwall of the AFZ. This new discovery represents the first known occurrence of gold mineralization proximal to the primary Appleton Fault structure with an intercept in drill hole NFGC-20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m (reported on January 14, 2021).

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Follow-up drilling targeting the Sunday Zone and the footwall to the AFZ intercepted 23.1 g/t Au over 2.05m in NFGC-21-319 (reported on March 24, 2022) located ~65m down-dip of NFGC-20-44 and identified a second zone to the south named the “Tuesday Zone” that reported 89.5 g/t Au over 2.00m in NFGC-22-552 (reported on June 8, 2022).

2022 assay results have been reported in press release dated March 24, 2022, June 8, 2022, September 13, 2022, November 2, 2022, and January 10, 2023, found through SEDAR.

Highlighted assay values and drill hole locations from Lotto drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
Including	244.50	245.45	0.95	22.49
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
Including	193.25	194.55	1.30	21.58
NFGC-21-295	110.20	112.20	2.00	12.19	Lotto Main
Including	110.55	111.25	0.70	34.81
NFGC-21-296	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-319	176.60	179.00	2.40	20.01	Lotto Main
Including	176.60	177.70	1.10	43.32
And	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333	61.40	64.00	2.60	11.67	Lotto Main
Including	62.75	63.25	0.50	58.00
NFGC-21-338	282.65	284.80	2.15	25.31	Lotto Main
Including	284.05	284.50	0.45	115.25	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-404A	217.15	219.20	2.05	31.63	Lotto Main
Including	217.45	218.05	0.60	107.50	Lotto Main
NFGC-22-552	87.95	89.95	2.00	89.5	Tuesday
Including	88.35	88.75	0.40	442
NFGC-22-664	66.40	70.00	3.60	16.13	Lotto Main
Including	68.80	69.35	0.55	92.60
NFGC-22-673	206.15	210.00	3.85	152.08	Lotto Main
Including	206.15	208.90	2.75	211.91
NFGC-22-684	211.45	226.40	14.95	12.98	Lotto Main
Including	216.30	217.00	0.70	25.30
And including	224.30	226.40	2.10	72.35
NFGC-22-753	204.35	207.65	3.30	11.38	Lotto Main
Including	204.35	205.15	0.80	45.40

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 40% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-243	298	-50	323	659064	5428888
NFGC-21-289	299	-45	345	659030	5428958
NFGC-21-295	300	-45	128	659052	5429149
NFGC-21-296	299	-45.5	255	659058	5428943
NFGC-21-319	299	-45.5	342	659010	5428998

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-21-333	299	-45.5	336	658985	5429013
NFGC-21-338	298	-45.5	312	659099	5428890
NFGC-21-367A	298	-47	369	659125	5428876
NFGC-21-404A	299	-48	374	659046	5429007
NFGC-22-552	300	-45	201	658833	5429014
NFGC-22-664	300	-61	174	5429139	658919
NFGC-22-673	263	-68	258	5429097	658990
NFGC-22-684	258	-69	237	5429072	658983
NFGC-22-753	263	-55	396	659046	5429140

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The latest results from the Lotto and Lotto North zones are shown in the long section and plan map and Lotto only in cross section below:

NFGC-22-816
1.10 g/t Au / 2.40m
3.63 g/t Au / 9.50m
GREYWACKE
BLACK SHALE
ZONE 36
NFGC-21-348
2.20 g/t Au / 11.8m
A'
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-717
22.2 g/t Au / 2.20m
NFGC-22-646
4.72 g/t Au / 8.50m
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-22-758
14.6 g/t Au / 2.95m
NFGC-22-661
33.8 g/t Au / 2.35m
LOTTO NORTH
NFGC-22-818
11.1 g/t Au / 2.30m
NFGC-22-895
7.26 g/t Au / 4.55m
9.49 g/t Au / 2.60m
B
NFGC-22-753
11.4 g/t Au / 3.30m
NFGC-22-673
8.29 g/t Au / 2.05m
152 g/t Au / 3.85m
7.92 g/t Au / 2.90m
Lotto Main Vein
LOTTO
NFGC-22-684
13.0 g/t Au / 14.95m
25.3 g/t Au / 0.70m
72.4 g/t Au / 1.10m
B'
SHALE
A
APPLETON FAULT ZONE
DOME
DOME – LOTTO N PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
Assays Previously Reported
Current Assays Reported
Au Grade (g/t)
0.5 – 1.0
1.0 – 3.0
3.0 – 10.0
>10.0
LOTTO
QUEENSWAY NORTH
NEWFOUND GOLD CORP
0
100
200 m

Queensway Project – Dome- Lotto North Plan View Map (November 2, 2022)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project – Lotto- Lotto North Zones Long Section (January 10, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project – Lotto Cross Section of Current Drilling Program, +/- 12.5m, Looking NE (September 13, 2022)

Lotto North and Zone 36

The Lotto North prospect is adjacent (north) to the Lotto prospect in QWN on the east side of the AFZ. Systematic grid drilling testing along the eastern side of the AFZ north of Lotto identified this new gold bearing structural zone in November 2022 first reporting 33.79 g/t Au over 2.35m in NFGC-22-661, 37.36 g/t Au over 2.10m in NFGC-22-690 and 22.18 g/t Au over 2.20m in NFGC-22-717.

With continued exploration drilling at Lotto North, gold mineralization was found to be hosted by a series of AFZ-typical epizonal-style veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Additional highlight intervals reported on January 10, 2023 including 16.12 g/t Au over 5.30m in NFGC-22-788, 14.58 g/t Au over 2.95m in NFGC-22-758, 11.05 g/t Au over 2.30m in NFGC-22-818, 7.26 g/t Au over 4.55m and 9.49 g/t Au over 2.60m in NFGC-22-895 and 4.72 g/t Au over 8.50m in NFGC-22-646 expanded the Lotto North gold mineralization and host structure over a strike length of 340m and to a vertical depth of 180 m; it remains open in all directions and is likely the same structure that hosts the Lotto Main vein but has been offset by late faulting in this region.

When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630m. Exploration is ongoing to expand on this new discovery and is currently focussed from surface to 200m vertical depth. Also, on January 10, 2023, the Company reported the intersection of broad gold mineralization west of the AFZ and in close proximity to the Zone 36 prospect during systematic drilling stepping north of Lotto North.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

In light of the recent discovery of high-grade and low-grade gold mineralization at Keats West, this mineralization grading 3.63 g/t Au over 9.50m in NFGC-22-816 represents an important new drill target currently being tested. It is also the northernmost intercept to date along the Keats-Golden Joint-Lotto segment of the AFZ and expands the strike length of this high-grade segment of the AFZ to 3.4km starting from the south end of Keats. Exploration drilling will continue with systematic testing of the west-side of the AFZ.

2022 and 2023 assay results have been reported in press release dated November 2, 2022, and January 10, 2023, found through SEDAR.

Highlighted assay values and drill hole locations from Lotto North and Zone 36 drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-646	71.80	80.30	8.50	4.72	Lotto N
Including	71.80	72.55	0.75	38.50
NFGC-22-661	74.65	77.00	2.35	33.79	Lotto N
Including	74.95	75.30	0.35	225.00
NFGC-22-690	69.45	71.55	2.10	37.36	Lotto N
Including	70.15	70.85	0.70	109.00
NFGC-22-717	49.80	52.00	2.20	22.18	Lotto N
Including	49.80	50.80	1.00	48.74
NFGC-22-758	155.65	158.60	2.95	14.58	Lotto N
Including	157.85	158.60	0.75	53.70
NFGC-22-788	120.70	126.00	5.30	16.12	Lotto N
Including	122.00	123.55	1.55	49.63
NFGC-22-818	50.45	52.75	2.30	11.05	Lotto N
Including	52.40	52.75	0.35	72.10
NFGC-22-895	174.65	179.20	4.55	7.26	Lotto N
Including	178.60	179.20	0.60	34.09
And	193.25	195.85	2.60	9.49	Lotto N
Including	193.25	193.90	0.65	37.97
NFGC-22-816	271.70	281.20	9.50	3.63	Zone 36
Including	277.30	277.80	0.50	17.15

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 20% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-646	300	-45	429	659079	5429391	Lotto N
NFGC-22-661	285	-45	396	659079	5429391	Lotto N
NFGC-22-690	270	-42	264	659083	5429446	Lotto N
NFGC-22-717	300	-45	213	659089	5429559	Lotto N
NFGC-22-758	270	-45	234	659123	5429422	Lotto N
NFGC-22-788	240	-45	261	659068	5429628	Lotto N
NFGC-22-816	300	-45	291	659185	5429676	Zone 36
NFGC-22-818	300	-45	219	658982	5429272	Lotto N
NFGC-22-895	70	-45	243	658848	5429213	Lotto N

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Golden Joint Drilling

On June 30, 2021, the Company announced the discovery of a new high-grade zone in the footwall of the AFZ named the Golden Joint with initial highlight intervals of 10.4 g/t Au over 4.85m in NFGC-21-171 and 430.2 g/t Au over 5.25m in NFGC-21-241. The Golden Joint prospect is comprised of two sub-parallel vein systems (Main Zone and HW Zone) and located between the Keats and Lotto zones. Golden Joint Main Zone, consists of an approximately north-south striking, steeply west-dipping quartz vein and associated brittle fault in the footwall to the AFZ whereas the HW Zone forms a network of stock-work style veining that is largely constrained to a thick bed of greywacke and is more distal to the AFZ.

Further assay results were published on September 28, 2021, with a notable intersection in NFGC-21-386 yielding 70.7 g/t Au over 5.25m. On January 19, 2022, the results reported showed the expansion of the Golden Joint Main Zone to a vertical depth of ~305m with drill hole NFGC-21-401 intersecting 98.1g/t Au over 3.85m and a vein-defined strike length of ~250m.  Infill drilling results reported on March 24, 2022, identified a domain of significant high-grade in NFGC-21-462 which returned 69.2 g/t Au over 14.15m.

The Golden Joint HW continues to expand in all directions. Drilling to date has extended the zone over a strike length of 190m and to a vertical depth of 150m. Highlight intervals include 64.9 g/t Au over 2.10m and 17.4 g/t Au over 2.45m in NFGC-21-225 reported on September 30, 2021, 33.1 g/t Au over 2.10m in NFGC-21-274 reported on January 6, 2022, 4.96 g/t Au over 6.20m in NFGC-21-187 reported on January 6, 2022 and the latest reported result on March 24, 2022 of 13.4 g/t Au over 2.10m in NFGC-21-264.

2022 and 2023 assay results have been reported in press release dated January 6, 2022, January 19, 2022, and March 24, 2022, found through SEDAR.

Highlighted assay values and drill hole locations from Golden Joint drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-386	424.75	430.00	5.25	70.65	Main
NFGC-21-401	450.15	454.00	3.85	98.13	Main
NFGC-21-462	325.75	339.90	14.15	69.15	Main
Including	325.75	330.70	4.95	40.36	Main
Including	326.30	327.25	0.95	182.50
And including	333.30	339.90	6.60	117.85
Including	333.30	334.25	0.95	96.10
Including	335.85	337.15	1.30	190.63
Including	338.00	339.90	1.90	228.03
NFGC-21-264	102.00	104.10	2.10	13.35	HW
NFGC-21-274	164.65	166.75	2.10	33.10	HW

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 20% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-264	297	-45	438	658595	5428386
NFGC-21-274	294	-49	552	658616	5428373
NFGC-21-386	298.5	-46.5	582	658634	5428306
NFGC-21-401	298.5	-46.5	492	658613	5428319
NFGC-21-462	298	-47.5	486	658590	5428331

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The latest results from the Golden Joint prospect are shown in the long section, plan map and cross section below:

GOLDEN JOINT – LOTTO NORTH PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
NFGC Collar with Assays Received by Effective Date
Au Grade (g/t)
0.5 – 1.0
1.0 – 3.0
3.0 – 10.0
>10.0
LOTTO
QUEENSWAY NORTH
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
ZONE 36
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-717
22.2 g/t Au / 2.20m
NFGC-22-646
1.01 g/t Au / 2.60m
2.75 g/t Au / 2.00m
1.71 g/t Au / 2.20m
LOTTO NORTH
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-22-758
14.6 g/t Au / 2.95m
NFGC-22-646
4.72 g/t Au / 8.50m
1.43 gt/ Au / 4.60m
2.20 g/t Au / 3.70m
BLACK SHALE
NFGC-22-673
8.29 g/t Au / 2.05m
152 g/t Au / 3.85m
7.92 g/t Au / 2.90m
LOTTO
NFGC-22-552
77.9 g/t Au / 2.30m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-22-552
77.9 g/t Au / 2.30m
APPLETON FAULT ZONE
NFGC-22-595
3.81 g/t Au / 2.05m
GREYWACKE
NFGC-21-201
19.1 g/t Au / 2.60m
143.4 g/t Au / 11.75m
NFGC-19-03
38.0 g/t Au / 2.60m
DOME
NFGC-22-633
1.21 g/t Au / 2.55m
3.38 g/t Au / 3.20m
1.18 g/t Au / 2.00m
NFGC-21-213
5.44 g/t Au / 5.50m
12.0 g/t Au / 2.15m
SHALE
GOLDEN JOINT
NFGC-21-181
19.3 g/t Au / 2.15m
5.55 g/t Au / 5.95m
NFGC-21-386
68.3 g/t Au / 4.35m
NFGC-21-213
1.63 g/t Au / 9.15m
NFGC-21-241
430.2 g/t Au / 5.25m
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
ROAD
NFGC-21-225
29.4 g/t Au / 4.70m
18.2 g/t Au / 2.35m
NFGC-20-70
35.4 g/t Au / 2.70m
9.06 g/t Au / 2.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
GOLDEN JOINT HW
0
100
200m

Queensway Project – Golden Joint – Lotto North Plan Map (February 16, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-22-766
50.3 g/t Au / 2.45m
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60
NFGC-20-66
1.76 g/t Au / 8.95m
NFGC-19-03
38.0 g/t Au / 2.60m
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
19.1 g/t Au / 2.60m
143 g/t Au / 11.75m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-646
4.72 g/t Au / 8.50m
A
SW
A'
NE
OPEN
GOLDEN JOINT - DOME - LOTTO LONG SECTION MAP
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
6km

Queensway Project – Golden Joint – Lotto North Long Section (February 16, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

B
NW
NFGC-21-255
NFGC-22-723
NFGC-22-650
NFGC-22-716
NFGC-21-171
NFGC-21-181
NFGC-21-187
NFGC-21-462
NFGC-21-326
NFGC-21-401
NFGC-21-386
NFGC-21-414
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-181
5.55 g/t Au / 5.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
APPLETON FAULT ZONE
BLACK SHALE
GOLDEN JOINT HW
SHALE
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
SHEAR ZONE
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-386
68.3 g/t Au / 4.35m
GOLDEN JOINT
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
0
50
100m
NEWFOUND GOLD CORP
0
100
200
300
400
500
600
700

Queensway Project – Golden Joint Cross-Section, +/- 12.5m, Looking NE (February 16, 2023)

TCH and Knob (Rocket Vein)

The Trans-Canada Highway (TCH) prospect is located between Cokes and Knob.

On January 18, 2023 the Company announced results from its drilling at the TCH prospect where systematic reconnaissance grid drilling south of the Trans-Canada highway along the eastern side of the AFZ identified a new gold-bearing zone called “TCH (Trans Canada Highway)” with intercepts of 79.6 g/t Au over 2.00m in NFGC-22-863, 10.5 g/t Au over 2.45m in NFGC-22-642 and 1.02 g/t Au over 10.70m in NFGC-22-703. This structure is located in the footwall to the AFZ and has been intersected over a strike length of 190m and down to a vertical depth of 300m.

At the TCH prospect, mineralization has been identified in structures located in both the hangingwall (TCW) and footwall (TCH) of the AFZ. Epizonal-style veining is associated with significant brittle faulting and silicification in the siltstones. Work is ongoing at TCW targeting Keats-Baseline oriented structures that may exist in the stratigraphy west of the AFZ.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Also announced on January 18, 2023, were results from targeted drilling at the Knob prospect which identified a new vein now called “Rocket” located 100m to the northeast. The highlight interval of 12.63 g/t Au over 4.45m in NFGC-22-704 was intersected at a vertical depth of 65m. The Knob zone is a historical discovery with mineralization hosted within an east-west striking structure largely constrained to greywacke which has been traced over a strike length of 160m and has seen minimal modern-day drilling. Limited drilling has been completed in the Knob prospect area due to access issues and other drilling priorities. No immediate follow-up work is scheduled at this time and is pending suitable access.

2022 and 2023 assay results have been reported in press releases February 24, 2022 and January 18, 2023, found through SEDAR.

Highlighted assay values and drill hole locations from TCH and Rocket (Knob) drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-642	303.45	305.90	2.45	10.45	TCH
Including	303.80	304.35	0.55	14.46
Including	305.40	305.90	0.50	32.43
NFGC-22-703	183.00	193.70	10.70	1.02	TCH
NFGC-22-863	427.10	429.10	2.00	79.62	TCH
Including	427.10	427.80	0.70	226.46
NFGC-22-704[2]	86.60	91.05	4.45	12.63	Knob (Rocket Vein)
Including[2]	88.00	88.45	0.45	118.50

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 25% to 95% of the reported interval.2True width ranges are generally estimated to be 60% to 90%.  Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-642	300	-45	500	657636	5426511	TCH
NFGC-22-703	300	-45	284	657594	5426495	TCH
NFGC-22-704	100	-50	107	657192	5425868	Rocket
NFGC-22-863	300	-45	472	657573	5426335	TCH

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The latest results from the TCH and Knob (Rocket Vein) are shown the plan map below:

NFGC-22-733
10.5 g/t Au / 2.30m
NFGC-21-421
4.49 g/t Au / 3.55m
7.85 g/t Au / 4.85m
NFGC-21-387
62.3 g/t Au / 2.00m
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-22-845
4.59 g/t Au / 14.90m
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au over 2.2m
NFGC-22-600
2.81 g/t Au / 12.35m
NFGC-22-642
10.5 g/t Au / 2.45m
KEATS
MAIN S
NFGC-22-703
1.63 g/t Au / 2.40m
1.63 g/t Au / 2.00m
1.02 g/t Au / 10.70m
TCH
NFGC-22-863
79.6 g/t Au / 2.00m
SHALE
BLACK
SHALE
APPLETON FAULT ZONE
BULLET
ROCKET
KNOB
QUARRY
NFGC-22-704
12.6 g/t Au / 4.45m
GREYWACKE
KNOB – KEATS MAIN S PLAN MAP
Deformation Zone
Au Vein
Surface Intersection
Greywacke
Shale
Assays
Previously Reported
Current Assays Reported
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY
NORTH
KEATS
KNOB
Appleton Fault Zone
JBP Fault Zone
NEWFOUND
GOLD CORP
0
100
200 m

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

JBP Drilling

On March 9, 2022, the Company announced results from reconnaissance diamond drilling designed to test for epizonal style high-grade gold mineralization along the JBPFZ. This initial phase of drilling focused on a +3.5km segment of the JBPFZ encompassing 1744 and Pocket Pond target areas following up on historic drill results, high-grade float samples and Au-in-till anomalies as well as testing new conceptual targets. This program to date has produced a number of salient results including 31.9 g/t Au over 2.05m in NFGC-21-180 at 1744 and 25.4 g/t Au over 2.25m in NFGC-21-304 at Pocket Pond.

Further work is needed to define mineralization at 1744, but preliminary interpretation suggest that gold may be hosted in two subparallel zones that dip steeply toward the northwest; these zones consist of discrete domains of brittle deformation associated with folding within a green siltstone unit. Gold is hosted in irregular massive to vuggy stylolitic veins with trace pyrite, chalcopyrite, arsenopyrite and boulangerite and has the same NH4 muscovite alteration signature seen elsewhere along the AFZ.

At Pocket Pond, drilling has identified mineralization like that seen in the 1744 area, characteristic of the JBP structural trend of epizonal-style, with irregular stylolitic massive to vuggy veins that are spatially associated with brittle faulting and folding in a green siltstone unit Continuity of grade has been difficult to establish; preliminary interpretation suggests that some of the Pocket Pond veins may dip steeply to the northwest. Continued exploration drilling is planned for the JBPFZ to expand on these discoveries in addition to test several unexplored targets along this trend.

2022 assay results have been reported in press release on March 9, 2022, found through SEDAR.

Highlighted assay values and drill hole locations from the JBP drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-180[1]	32.00	34.05	2.05	31.88	1744
NFGC-21-195[1]	283.70	286.50	2.80	16.66	1744
NFGC-21-202[1]	145.85	147.90	2.05	17.10	1744
NFGC-21-207[2]	60.00	66.00	6.00	8.66	1744
Including	63.55	66.00	2.45	19.66
NFGC-21-230[2]	87.00	89.00	2.00	8.92	Pocket Pond
NFGC-21-245[2]	152.60	154.80	2.20	7.26	Pocket Pond
NFGC-21-304[2]	81.60	83.85	2.25	25.40	Pocket Pond
And	90.50	96.35	5.85	5.46
Including	90.50	93.85	3.35	8.94

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 20% to 70% of reported intervals.2 True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-21-180	300	-45	245	665204	5430850	1744
NFGC-21-195	300	-45	304	665267	5430870	1744
NFGC-21-202	300	-45	245	665190	5430887	1744
NFGC-21-207	299	-45.5	341	665232	5430862	1744
NFGC-21-230	119	-45.5	182	663403	5428873	Pocket Pond
NFGC-21-245	120	-45	251	663365	5428880	Pocket Pond
NFGC-21-304	121	-45.5	182	663432	5428898	Pocket Pond

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The latest results from the JBPFZ covering both 1744 and Pocket Pond target areas are shown in the long sections and plan maps below:

A
SW
A'
NE
NFGC-21-207
19.7 g/t Au / 2.45m
NFGC-21-195
16.7 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
NFGC-21-202
17.1 g/t Au / 2.05m
NFGC-19-05
3.91 g/t Au / 6.00m
NFGC-21-452
5.06 g/t Au / 2.70m
OPEN
OPEN
0
200
400
600
800
1000
1200
1744 LONG SECTION MAP
NFGC DDH Intercept
Au Grade (g/t)
< 1
1 - 3
3 - 10
>10
Length (m)
< 5
5 - 10
>10
Drilled Area Au Intercept
Drilled Area No Significant Value
Overburden
A
A'
POCKET POND
GLASS
1744
200
-0
-200
-400
-600
0
1000
2000
3000
4000
5000
5km

Queensway Project – 1744 Long Section (February 16, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

NFGC-21-202
17.1 g/t Au / 2.05m
3.44 g/t Au / 2.00m
1.36 g/t Au / 2.70m
1744
NFGC-21-195
16.4 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
1.03 g/t Au / 2.30m
1.17 g/t Au / 2.90m
GLASS
H-POND
1744 PLAN MAP
Deformation Zone
Au Vein
Surface Intersection
Greywacke
Shale
Historical Collar
NFGC Collar with Assays
Received by Effective Date
Au Grade (g/t)
0.5 – 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY
NORTH
1744
Appleton Fault Zone
JBP Fault Zone
NEWFOUND
GOLD CORP
0
100
200m

Queensway Project – 1744 Plan Map (February 16, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

A
SW
A'
NE
NFGC-21-304
21.7 g/t Au / 2.65m
6.04 g/t Au / 3.25m
NFGC-21-321
5.69 g/t Au / 4.35m
NFGC-21-357
9.25 g/t Au / 2.05m
NFGC-21-230
8.92 g/t Au / 2.00m
NFGC-21-245
7.26 g/t Au / 2.20m
OPEN
OPEN
POCKET POND LONG SECTION
NFGC DDH Intercept
Au Grade (g/t)
Length (m)
<1
1-3
3-10
>10
<5
5-10
>10
Drilled Area Au Intercept
Drilled Area No Significant Value
Overburden
POCKET POND
GLASS
1744
700m
5km

Queensway Project – Pocket Pond Long Section (February 16, 2023)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Queensway Project – Pocket Pond Plan Map (February 16, 2023)

2020-2022 Field Program

Starting in June 2020, the Company initiated a field reconnaissance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Initial results from the 2020 field program detailed till survey were reported on August 27, 2020, where the Company had announced it had found a new fertile gold region 45km south of the current Queensway North drill targets. The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4km of strike length (see Figures below). Five other gold in till anomalies have been discovered to date within QWS and warrant follow up exploration.

Queensway South Project: Location of the Eastern Pond Anomaly at Queensway South

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample
Cluster up to 15 g/t Au
Till Sample with
163 Pristine Gold Grains
Field of Underwater
Quartz Boulders
New 2020 Samples
> 1 g/t Au
Cluster of Anomalous Till
Samples With up to 127
Prisitne Gold Grains
Till Sample with
17 Pristine Gold Grains
Additional Till Samples
Pending Analysis
N
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale
Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold
in Till Anomaly
NEWFOUND
GOLD CORP
0 250 500 1,000 1,500 2,000
Meters

Queensway South Project: Eastern Pond anomaly and preliminary till results

Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources.  Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated.

In June 2021 field crews were mobilized to conduct early-stage exploration work throughout the Queensway Project including till sampling, geological mapping, rock sampling and trenching. The goal of this program has been to aid in the development of drilling targets for a planned diamond drilling program in 2022.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

In the spring of 2022, field crews were mobilized to continue with the early-stage exploration work with a program involving mapping and prospecting of new target areas and previously worked prospects to help advance these areas to the drill phase, reconnaissance-scale soil sampling and trenching. Approximately 9000 soil samples were collected in addition to 15 trenches completed. Complete results of this program are pending.  Concurrently, the first drill was mobilized in August 2022 to drill-ready targets generated from previous field programs. This program consisted of 7,255m drilled in 33 holes over 7 target areas including Aztec, Bernards Pond, Devil’s Trench, Eastern Pond, Goose, Greenwood, and Paul’s Pond. Assays for this drilling program are pending.

DEVILS TRENCH
North Paul's Pond
Till Raft
PAULS POND
Road Gabbro
LBNL
DAVIDSVILLE BOUNDARY
GOOSE
Goose
AZTEC
A-Zone Extension
Greenwood Pond #7
Greenwood Pond #5
Hornet
Greenwood Pond #3
Greenwood Pond #1
Greenwood Pond #2
GREENWOOD
APPLETON FAULT ZONE
JBP FAULT ZONE
MT
BERNARDS POND
EASTERN POND
QWS PLAN MAP
Interpreted Major Fault
Interpreted Fault
NFGC Collar with Assay Pending
Gold Showing
DAVIDSVILLE GROUP
Black Siltstone; Graphitic Siltstone; Greywacke
Black/Graphitic Siltstone; Greywacke; Gabbro
Conglomerate; Greywacke; Siltstone
Grey Siltstone; Phyllitic Siltstone; Greywacke
Interbedded Siltstone and Gabbro
Gander River Ultrabasic Belt
Indian Islands Group
Botwood Group
Waterbody
Drill Area
QWS
NEWFOUND GOLD CORP

Drillhole Collar Locations in QWS.

2023 regional exploration program plans will involve first pass soil sampling, mapping, prospecting and drilling at the new VOA Option north of Queensway North. Expansion of existing soil grids, collection of new soil grids, mapping and prospecting of new areas in addition to targets generated from the previous field seasons, trenching, follow-up drilling and drill-testing of new target areas is also planned at QWS.

Sampling, Sub-sampling and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line.  Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

NFG submits samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods.  Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm.  A 3,000-g split is pulverized.  “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures.  Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals.  In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG.

Report of QA/QC Program Review

On February 23, 2022, the Company announced the results of work programs and analysis completed by independent consultants initiated to investigate possible bias indicated by a set of 30 half-core duplicate assays (see Company's November 4, 2021, news release). The work program included completion of a substantial number of additional half-core screen fire assays providing a data set of 475 half-core duplicates, and the detailed statistical assessment of these results.  The work also included detailed review of sample selection, preparation, and lab analysis procedures for the screen fire assays at ALS Minerals (‘ALS’) in Vancouver, BC and Eastern Analytical (‘EA’) in Springdale, NL. New Found's independent consultants concluded that there was no evidence of systematic bias in the Company's assay results and that the project uses well-conceived and documented standard operating procedures (SOPs) for marking and sawing core, and for selecting the half-core samples sent for analysis. Based on these conclusions the Company resumed normal reporting of assay results.

Lucky Strike Project, Ontario

The Lucky Strike Project is located 10km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone.  The project is comprised of 644 single cell un-patented mining claims and covers an area of 11,684ha.

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking. The project was consolidated from May 2016 through May 2020 and currently the project is 100% owned by the company subject to various NSR up to 2%.

On February 16, 2023, the Company entered into an agreement with Warrior Gold Inc. (“Warrior Gold”), pursuant to which Warrior Gold will acquire the Lucky Strike project in exchange for total consideration of 28,612,500 Warrior Gold shares, issued on a post-consolidation basis at the time of closing, and a 1.0% net smelter return royalty to the Company, on the closing date. The completion of the agreement is subject to the approval of the shareholders of Warrior Gold, the approval of the TSX Venture Exchange, the completion of a concurrent private placement financing by Warrior Gold for gross proceeds of not less than $10,000,000, and completion of other customary closing conditions as specified in the agreement.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2022 and December 31, 2021:

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2022	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Acquisition costs	364,738	30,096	—	394,834
Claim staking and license renewal costs	15,774	120	400	16,294
Balance as at December 31, 2022	8,616,693	47,916	272,000	8,936,609

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	9,741,609	12,545	233,314	9,987,468
Drilling	36,118,624	352,056	449,063	36,919,743
Environmental studies	537,234	—	—	537,234
Geochemistry	48,116	—	—	48,116
Geophysics	1,894,010	—	177,916	2,071,926
Imagery and mapping	95,893	—	—	95,893
Metallurgy	65,644	—	—	65,644
Office and general	672,019	50	4,811	676,880
Property taxes, mining leases and rent	103,750	—	3,205	106,955
Petrography	9,372	—	—	9,372
Reclamation	2,464,985	—	—	2,464,985
Salaries and consulting	11,166,116	43,866	155,729	11,365,711
Supplies and equipment	5,204,988	71,187	35,182	5,311,357
Technical reports	458,439	—	9,567	468,006
Travel and accommodations	1,341,562	648	9,046	1,351,256
Exploration cost recovery	(60,000)	—	—	(60,000)
	69,862,361	480,352	1,077,833	71,420,546
Cumulative exploration expense – December 31, 2022	121,302,318	539,998	3,428,034	125,270,350

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2021	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Acquisition costs	7,444,306	—	—	7,444,306
Claim staking and license renewal costs	106,530	4,600	—	111,130
Disposal of exploration and evaluation assets	(585)	—	—	(585)
Impairment of exploration and evaluation assets	—	—	(28,604)	(28,604)
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	5,611,068	—	53,447	5,664,515
Drilling	19,102,621	—	277,748	19,380,369
Environmental studies	395,015	—	—	395,015
Geophysics	3,257,813	—	374,660	3,632,473
Mapping & imaging	104,665	—	—	104,665
Office & general	512,922	—	1,631	514,553
Property taxes, mining leases and rent	59,997	—	—	59,997
Petrography	—	—	7,996	7,996
Reclamation	335,783	—	732	336,515
Salaries & consulting	6,391,133	12,295	165,863	6,569,291
Supplies & equipment	3,893,748	923	62,338	3,957,009
Technical reports	854,541	—	22,479	877,020
Travel & accommodations	742,796	577	18,641	762,014
Trenching	9,860	—	77,715	87,575
Exploration cost recovery	(77,550)	—	—	(77,550)
	41,194,412	13,795	1,063,250	42,271,457
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804

Overall Performance and Results of Operations

Total assets decreased to $110,687,512 at December 31, 2022, from $148,057,847 at December 31, 2021, primarily as a result of a decrease in cash of $18,319,303 and investments of $24,441,303, partially offset by an increase in property and equipment of $4,352,555 and sales taxes recoverable of $1,337,106. The most significant assets at December 31, 2022 were cash of $82,165,273 (December 31, 2021: $100,484,576), investments of $7,501,155 (December 31, 2021: $31,942,458), exploration and evaluation assets of $8,936,609 (December 31, 2021: $8,525,481), and property and equipment of $7,267,014 (December 31, 2021: $2,914,459). Cash decreased by $18,319,303 during the year ended December 31, 2022 primarily as a result of cash used in operating activities of $74,380,497 and purchases of property and equipment of $5,361,007, partially offset by gross proceeds from the issuance of common shares in the Company’s prospectus offering of $52,549,677 net of share issue costs of $3,333,880, proceeds from stock options exercised of $7,649,906 and proceeds from disposals of investments of $4,827,266.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Year ended December 31, 2022 and 2021

During the year ended December 31, 2022, loss from operating activities increased by $32,054,681 to $88,716,893 compared to $56,662,212 for the year ended December 31, 2021. The increase in loss from operating activities is largely due to:

-

An increase of $29,149,089 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $71,420,546 for the year ended December 31, 2022 compared to $42,271,457 for the year ended December 31, 2021. The Company continued its 500,000 meter diamond drilling program at its Queensway project and completed approximately 187,782 meters of drilling in 687 holes and incurred higher drilling, salaries and consulting fees, assays and supplies and equipment costs due to an increase in exploration activity at its Queensway Project during the year ended December 31, 2022 compared to completing approximately 117,043 meters of drilling during the year ended December 31, 2021.

-

An increase of $744,427 in office and sundry. Office and sundry was $1,213,903 for the year ended December 31, 2022 compared to $469,476 for the year ended December 31, 2021. The increase is due to a greater amount of office and sundry expenditures incurred as a result of increased corporate activity during the year ended December 31, 2022.

-

An increase of $673,701 in professional fees. Professional fees were $1,629,038 for the year ended December 31, 2022 compared to $955,337 for the year ended December 31, 2021. The Company incurred a greater amount of professional fees for legal and accounting services as a result of increased corporate activity during the year ended December 31, 2022.

-

An increase of $877,173 in share-based compensation. Share-based compensation was $8,489,387 for the year ended December 31, 2022 compared to $7,612,214 for the year ended December 31, 2021. A total of 2,647,500 stock options were granted of which, 2,021,000 stock options vested, and the continued vesting of previously granted stock options, with a total value of $8,498,387 was recorded during the year ended December 31, 2022, compared to a total of 1,756,500 stock options granted, of which 1,336,750 stock options vested, and the continued vesting of previously granted stock options, with a total value of $7,612,214 was recorded during the year ended December 31, 2021.

Other items

For the year ended December 31, 2022, other expenses were $1,272,766 compared to other income of $6,022,137 for the year ended December 31, 2021. The $7,294,903 change is largely due to:

-

An increase of $13,562,761 in net change in unrealized losses on investments. Net change in unrealized losses on investments was $14,938,953 for the year ended December 31, 2022 compared to $1,376,192 in unrealized losses on investments for the year ended December 31, 2021. The increase is due to changes in the fair values of investments held at December 31, 2022.

-

An increase of $4,867,198 in net change in realized losses on investments. Net change in realized losses on investments was $4,675,084 for the year ended December 31, 2022 compared to $192,114 in realized gains on investments for the year ended December 31, 2021. The Company disposed of certain investments for proceeds of $4,827,266 and recognized a loss in relation to the disposal of $4,675,084 during the year ended December 31, 2022.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The increase in other expenses was partially offset by:

-

An increase in settlement of flow-through share premium. Settlement of flow-through share premium was $17,165,846 for the year ended December 31, 2022 compared to $6,617,730 for year ended December 31, 2021. The Company incurred $66,727,234 of qualifying Canadian exploration expenses and derecognized $17,165,846 of its flow-through share premium liability during the year ended December 31, 2022.

The Company recorded loss and comprehensive loss of $89,989,659 or $0.54 basic and diluted loss per share for the year ended December 31, 2022 (December 31, 2021: $50,640,075 or $0.33 basic and diluted loss per share).

SELECTED ANNUAL INFORMATION

Selected annual information from the audited financial statements for the years ended December 31, 2022, 2021, and 2020 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in Canadian dollars.

	December 31, 2022	December 31, 2021	December 31, 2020
Selected Annual Financial Information	$	$	$
Total Assets	110,687,512	148,057,847	73,536,928
Operating expenses(1)	(8,806,960)	(6,778,541)	(3,782,514)
Share-based compensation	(8,489,387)	(7,612,214)	(26,457,335)
Exploration and evaluation expenditures	(71,420,546)	(42,271,457)	(8,107,439)
Impairment of exploration and evaluation assets	—	(28,604)	(166,662)
Net realized gain (loss) on disposal of investments	(4,675,084)	192,114	—
Net change in unrealized (losses) gains on investments	(14,938,953)	(1,376,192)	(223,754)
Settlement of flow-through premium liability	17,165,846	6,617,730	1,772,188
Gain on sale of exploration and evaluation assets	12,161	499,415	4,384,953
Net loss comprehensive loss	(89,989,659)	(50,640,075)	(32,534,439)
Loss per share – basic and diluted	(0.54)	(0.33)	(0.29)

(1)	Operating expenses is comprised of corporate development & investor relations, depreciation, office & sundry, professional fees, salaries and consulting, transfer agent & regulatory fees, and travel.

Three months ended December 31, 2022 and 2021

During the three months ended December 31, 2022, loss from operating activities increased by $16,441,801 to $30,688,081 compared to $14,246,280 for the three months ended December 31, 2021. The increase in loss from operating activities is largely due to:

-

An increase of $9,062,681 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $21,157,521 for the three months ended December 31, 2022 compared to $12,094,840 for the three months ended December 31, 2021. The Company continued its ongoing 500,000 meter diamond drilling program and completed approximately 46,849 meters of drilling in 207 holes during the three months ended December 31, 2022, and incurred higher drilling, salaries and consulting fees, assays and supplies and equipment costs due to an increase in exploration activity at its Queensway Project during the three months ended December 31, 2022 compared to completing approximately 31,154 meters of drilling in 90 holes at its Queensway project during the three months ended December 31, 2021.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

-

An increase of $6,693,889 in share-based compensation. Share-based compensation was $7,044,720 for the three months ended December 31, 2022 compared to $350,831 for the three months ended December 31, 2021. A total of 2,257,000 stock options were granted, of which 1,834,500 vested, and the continued vesting of previously granted stock options, with a total value of $7,044,720 was recorded during the three months ended December 31, 2022, compared to a total of 62,500 stock options granted, of which 6,250 vested, and the continued vesting of previously granted stock options, with a total value of $350,831was recorded during the three months ended December 31, 2021.

Other items

For the three months ended December 31, 2022, other income was $6,029,123 compared to $548,011 for the three months ended December 31, 2021. The $5,481,112 change is largely due to:

-

An increase of $3,224,608 in net change in unrealized gains on investments. Net change in unrealized gains on investments was $813,305 for the three months ended December 31, 2022 compared to $2,411,303 in unrealized losses on investments for the three months ended December 31, 2021. The change is due to changes in the fair values of equity investments held at December 31, 2022.

-

An increase of $1,762,348 in settlement of flow-through share premium. Settlement of flow-through share premium was $4,679,610 for the three months ended December 31, 2022 compared to $2,917,262 for the three months ended December 31, 2021. The Company incurred $17,827,084 of qualifying Canadian exploration expenses and derecognized $4,679,610 of its flow-through share premium liability during the three months ended December 31, 2022.

-

An increase in interest income of $502,081. Interest income was $540,052 for the three months ended December 31, 2022 compared to $37,971 for the three months ended December 31, 2021. The increase is due to higher interest rates on the Company’s interest bearing cash balances during the three months ended December 31, 2022.

The Company recorded a loss and comprehensive loss of $24,658,958 or $0.14 basic and diluted loss per share for the three months ended December 31, 2022 (December 31, 2021: $13,698,269 or $0.09 basic and diluted loss per share).

Summary of Quarterly Results

	2022								2021
	Dec. 31		Sep. 30		Jun. 30		Mar. 31		Dec. 31		Sep. 30		Jun. 30		Mar. 31
	$		$		$		$		$		$		$		$
Revenues	—		—		—		—		—		—		—		—
Income (loss) and comprehensive income (loss) for the period	(24,658,958)	(2)	(18,627,388)	(3)	(24,294,494)	(4)	(22,408,819)	(5)	(13,698,269)	(6)	(35,289,366)	(7)	3,738,904	(8)	(5,391,344)
Earnings (loss) per Common Share Basic(1)	(0.14)		(0.11)		(0.15)		(0.14)		(0.09)		(0.23)		0.02		(0.04)
Earnings (loss) per Common Share Diluted(1)	(0.14)		(0.11)		(0.15)		(0.14)		(0.09)		(0.23)		0.02		(0.04)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.
(2)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in exploration and evaluation expenditures of $1,438,747, an increase in share-based compensation of $6,148,741, partially offset by a decrease in net realized losses on sale of investments of $1,037,858 and an increase in net unrealized gains on investments of $1,104,121.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

(3)

Decrease in loss and comprehensive loss from prior quarter primarily driven by a decrease in net realized losses on disposal of investments of $2,599,368 and a decrease in net unrealized losses on investments of $4,916,027, partially offset by an increase in exploration and evaluation expenditures of $2,438,298.

(4)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net realized losses on disposal of investments of $3,637,226 and an increase in exploration and evaluation expenditures of $4,016,701, partially offset by an increase in settlement of flow-through share premium of $1,024,289 and a decrease in net unrealized losses on investments of $5,047,756.

(5)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net unrealized losses on investments of $7,843,296 and an increase in exploration and evaluation expenditures of $1,168,935, partially offset by an increase in settlement of flow-through share premium $348,526.

(6)

Decrease of loss and comprehensive loss from prior quarter primarily driven by a decrease of $21,123,862 in net change in unrealized losses on investments, an increase of $794,521 in settlement of flow-through share premium, offset by a decrease of $499,415 in gain on sale of exploration and evaluation assets.

(7)

Increase in loss and comprehensive loss from prior quarter primarily driven by an increase in net change in unrealized losses on investments of $45,665,743, exploration and evaluation expenditures of $657,261, salaries and consulting of $363,512, offset by a decrease in stock-based compensation of $6,617,299, an increase in settlement of flow-through share premium liability of $730,445 and gain on sale of exploration & exploration assets of $499,415.

(8)

Increase of income and comprehensive income from prior quarter primarily driven by increase in net change in unrealized gains on investments of $19,690,880, and settlement of flow-through share premium of $1,206,865, partially offset by an increase in share-based compensation of $6,939,341, exploration and evaluation expenditures of $4,266,113, salaries and consulting fees of $259,797, and a decrease in net realized gains on disposals of investments of $216,346.

Liquidity and Capital Resources

As at December 31, 2022, the Company had cash of $82,165,273 to settle current liabilities of $27,144,773.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at December 31, 2022, the Company has working capital of $67,187,957 consisting primarily of cash, investments, prepaid expenses and deposits and sales taxes recoverable. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

Although the Company presently has sufficient financial resources to cover its existing obligations and operating costs, the Company expects to require further funding in the longer term to fund its planned programs for the next year. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items may cast a significant doubt on the company’s ability to continue as a going concern.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely due from equity financing. The Company does not have bank debt or banking credit facilities in place as at the date of this report.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

As at December 31, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

	Total $	1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	358,955	100,299	23,898	24,168	210,590
Total contractual obligations	358,955	100,299	23,898	24,168	210,590

Property Option Agreement

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;
•	$200,000 and 39,762 common shares on or before November 2, 2023;
•	$250,000 and 69,583 common shares on or before November 2, 2024;
•	$300,000 and 89,463 common shares on or before November 2, 2025;
•	$600,000 and 129,224 common shares on or before November 2, 2026; and
•	$800,000 and 119,284 common shares on or before November 2, 2027.

At-the-Market Distributions (“ATM”) Program

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

Assuming net proceeds of the maximum of US$100,000,000 (less commissions) on or before the expiry of the prospectus on August 22, 2024, the Company intends to use the net proceeds of the offering as follows:

Intended Use of Proceeds
(Estimated)
Uses of Funds:	$
Exploration and drilling at the Queensway Project and commissioning of mineral resource estimate	US$50,000,000 to US$83,000,000
Exploration and drilling at the Lucky Strike Project	US$1,000,000 to US$2,000,000
General, corporate and administrative expenses	US$10,000,000 to US$15,000,000
Total Uses	US$100,000,000 (less commission)

Although the Company intends to use the net proceeds from the offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on the amount raised, the time periods in which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

During the year ended December 31, 2022, the Company sold 500,229 common shares of the Company under the ATM program at an average price of $5.10 for gross proceeds of $2,549,677, or net proceeds of $2,489,754, and paid an aggregate commission of $59,923. The Company incurred $912,359 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which is included in the statement of changes in equity for the year ended December 31, 2022. As at the date of this report, the Company completed $2,549,677 of the ATM program. These proceeds have not been utilized yet.

Prior Financings

December 14, 2022 Financing – Net Proceeds of $47,282,373

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2022
Uses of Funds:	$	$	$
Queensway Project work program	50,000,000	—	50,000,000
Total Uses	50,000,000	—	50,000,000

As at December 31, 2022, the Company must spend $50,000,000 of Qualifying CEE by December 31, 2023 to satisfy its remaining flow-through liability of $14,500,000.

November 2021 Financing – Net Proceeds of $47,384,035

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares of the Company at a price of $9.60 per common share for gross proceeds of $48,000,000.  The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2022
Uses of Funds:	$	$	$
Queensway Project work program	48,000,000	26,806,285	(21,193,715)
Total Uses	48,000,000	26,806,285	(21,193,715)

As at December 31, 2022, the Company must spend another $21,193,715 of Qualifying CEE by November 24, 2023 to satisfy its remaining current flow-through liability of $5,563,350.

August 2021 Financing – Net Proceeds of $54,248,367

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment options. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 were paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2022
Uses of Funds:	$	$	$
Queensway and Lucky Strike Project work programs	57,502,415	57,502,415	—
Total Uses	57,502,415	57,502,415	—

The Company used $57,502,415 of the proceeds for qualifying Canadian exploration expenses at its Queensway and Lucky Strike projects during fiscal 2021 and 2022.

April 2021 Financing – Net Proceeds of $14,411,609

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2022
Uses of Funds:	$	$	$
Queensway Project work program	14,999,250	14,999,250	—
Total Uses	14,999,250	14,999,250	—

The Company used $14,999,250 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during fiscal 2021.

August 2020 Initial Public Offering – Net Proceeds of $28,488,581

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000.

The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2022
Uses of Funds:	$	$	$
Queensway Project work program	21,735,000	17,294,513	(4,440,487)
General and administrative expenses	4,505,000	4,505,000	—
Working Capital to fund ongoing operations	5,155,000	5,155,000	—
Total Uses	31,395,000	26,954,513	(4,440,487)

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Outstanding Share Data

On November 16, 2022, the Company issued 39,762 common shares with a value of $194,834 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

On December 14, 2022, the Company completed a bought-deal prospectus offering of 6,250,000 flow-through common shares at a price of $8.00 per common share for gross proceeds of $50,000,000. The Company paid share issuance costs of $2,717,627 in cash of which $2,104,250 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,500,000.

During the year ended December 31, 2022, 4,341,875 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $7,649,906.

During the year ended December 31, 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

Subsequent to December 31, 2022, 1,875 stock options with an exercise price of $8.98 per share were forfeited and 261,000 stock options with an exercise price of $6.79 per share expired.

As at December 31, 2022, there were 175,377,526 common shares issued and outstanding. As at the date of this report, there were 175,377,526 shares issued and outstanding.

As at December 31, 2022, there were 12,860,500 stock options and no warrants outstanding. As at the date of this report, there were 12,597,625 stock options and no warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31,
	2022	2021
	$	$
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation	(266,737)	(1,356,384)
Amounts paid to DigiGeoData Inc. (i) for corporate development and investor relations	(1,800)	—
Options exercised by members of key management	—	666,875

(i)

EarthLabs Inc. (formerly Goldspot Discoveries Inc.) is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President. DigiGeoData Inc. is a subsidiary of EarthLabs Inc.

As at December 31, 2022, there were no amounts payable to related parties for exploration and evaluation expenditures or corporate development and investor relations (December 31, 2021 - $225,619 was owed to EarthLabs Inc.).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers, or companies owned or controlled by them.

	Salaries and	Share-based		Year ended
	Consulting	compensation	Bonus	December 31, 2022
	$	$	$	$
Executive Chairman and Chief Executive Officer	360,000	1,844,584	180,000	2,384,584
Former Chief Executive Officer	105,000	—	—	105,000
President	252,000	1,291,209	126,000	1,669,209
Chief Financial Officer	108,000	507,261	54,000	669,261
Chief Operating Officer	234,000	461,146	117,000	812,146
Chief Development Officer	182,000	391,207	78,000	651,207
Non-executive directors	113,110	1,390,778	—	1,503,888
Total	1,354,110	5,886,185	555,000	7,795,295

	Salaries and	Share-based		Year ended
	Consulting	compensation	Bonus	December 31, 2021
	$	$	$	$
Executive Chairman	300,000	1,291,220	100,000	1,691,220
Chief Executive Officer	300,000	1,291,220	100,000	1,691,220
President	210,000	1,291,220	70,000	1,571,220
Chief Financial Officer	72,000	—	—	72,000
Chief Operating Officer	195,000	544,192	65,000	804,192
Non-executive directors	80,129	1,546,426	—	1,626,555
Total	1,157,129	5,964,278	335,000	7,456,407

As at December 31, 2022, there was $276,016 payable to key management personnel in respect of key management compensation and expense reimbursements included in accounts payable and accrued liabilities (December 31, 2021 - $31,034). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Public Health Crises such as the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to the Company. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and the Company’s other mineral projects.

To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s financial position and results of operations.

COVID-19 and efforts to contain it may have broad impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on the Company’s financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action

In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies.

In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing.

In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

In addition, COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”)  under which Palisades agreed to purchase the 13,500,000 common shares owned by ThreeD and the 4,000,000 common shares owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages. In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial.  For its part, the Company is in the process of requesting that the case be transferred from the General List to the Commercial List of the Ontario Superior Court of Justice.  The Company anticipates that the case will not go to trial before early 2024.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for in the financial statements for the year ended December 31, 2022.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring.  The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions.  These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These items may cast a significant doubt on the Company’s ability to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.  The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

Reclamation provision

The valuation of any reclamation provision is subject to significant judgement and estimates. Assumptions, based on the current economic environment, are made to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the expenditures are actually incurred. The final cost of the reclamation provision currently recognized may be higher or lower than currently provided for.

(ii)Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were no indicators of impairment as at December 31, 2022.

Presentation of financial statements as a going concern

Presentation of the financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2021.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2022, the Company has total liabilities of $27,213,612 and cash of $82,165,273 which is available to discharge these liabilities (December 31, 2021 – total liabilities of $25,403,246 and cash of $100,484,576). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2021.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

(i) Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at December 31, 2022 would not have a material impact on the Company’s net earnings.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash into demand accounts with minimal interest rates, the interest rate risk is not significant.

(iii)	Commodity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at December 31, 2022 would change the Company’s net loss by $750,115 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2021.

Capital management

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
•	Pursue strategic growth initiatives; and
•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2022 totalled $83,473,900 (December 31, 2021 - $122,654,601). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

There were no changes in the Company’s approach to capital management during the year ended December 31, 2022.

Management’s Report on Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management evaluated the effectiveness of internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, the CEO and CFO concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans;  expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;  the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices;  the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID-19 outbreak as a global pandemic; effects of the conflict in Ukraine.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

As of the date of this MD&A, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Company’s securities and an active and liquid one may never develop, which could impact the liquidity of the Company’s securities; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.